     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 13, 2000


                                                      REGISTRATION NO. 333-95331
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 4
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------
                              PEC SOLUTIONS, INC.
             (Exact name of registrant as specified in its charter)

                            12750 FAIR LAKES CIRCLE

                            FAIRFAX, VIRGINIA 22033
                                  703-679-4900
                    (Address of principal executive offices)
                         ------------------------------

                DELAWARE                                    7379                                   54-1339972
    (State or other jurisdiction of             (Primary standard industrial                    (I.R.S. employer
     incorporation or organization)             classification code number)                  identification number)

                           --------------------------

                               DAVID C. KARLGAARD
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              PEC SOLUTIONS, INC.
                            12750 FAIR LAKES CIRCLE
                            FAIRFAX, VIRGINIA 22033
                                  703-679-4900
(Name, address, including zip code and telephone number, including area code of agent for service)
                         ------------------------------

                                   COPIES TO:

                NANCY A. SPANGLER                                   DOUGLAS R. NEWKIRK
        PIPER MARBURY RUDNICK & WOLFE LLP                        SACHNOFF & WEAVER, LTD.
      1850 CENTENNIAL PARK DRIVE, SUITE 610                   30 S. WACKER DRIVE, SUITE 2900
              RESTON, VA 20191-1517                                 CHICAGO, IL 60606
                  (703) 391-7100                                      (312) 207-1000

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                                                                                   PROPOSED
                                                                              PROPOSED              MAXIMUM
                                                       AMOUNT TO BE       MAXIMUM OFFERING         AGGREGATE
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED      REGISTERED         PRICE PER SHARE     OFFERING PRICE(1)
Shares of Common Stock, par value $.01               5,750,000 shares          $12.00             $69,000,000


                                                         AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED  REGISTRATION FEE(2)
Shares of Common Stock, par value $.01                      $0


(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act.

(2) A registration fee of $29,753 was paid previously.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. ALTHOUGH WE ARE PERMITTED BY THE US FEDERAL SECURITIES LAWS TO OFFER THESE SECURITIES USING THIS PROSPECTUS, WE MAY NOT SELL THEM OR ACCEPT YOUR OFFER TO BUY THEM UNTIL THE DOCUMENTATION FILED WITH THE SEC RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SEC. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.

                     SUBJECT TO COMPLETION--APRIL 13, 2000


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS
            , 2000

                                     [LOGO]


                        5,000,000 SHARES OF COMMON STOCK

     ----------------------------------------------------------------------

PEC SOLUTIONS, INC.:

- We provide a full range of Internet and other advanced technology services and solutions to government agencies.

- 12750 Fair Lakes Circle, Fairfax, Virginia 22033

PROPOSED SYMBOL & MARKET:

- PECS/Nasdaq National Market

THE OFFERING:


- We are offering 5,000,000 shares of our common stock.


- This is our initial public offering and no public market currently exists for our shares.


- We anticipate that the initial public offering price will be between $10.00 and $12.00 per share.



- The underwriters have an option to purchase an additional 750,000 shares from the selling stockholders that we identify in this prospectus to cover over-allotments. PEC Solutions will not receive any proceeds from the sale of the selling stockholders' shares.


- Closing:             , 2000.


----------------------------------------------------------------------------------------------------
                                                                 PER SHARE              TOTAL
----------------------------------------------------------------------------------------------------
Public Offering Price:                                               $                    $
Underwriting Fees:
Proceeds to PEC Solutions, Inc.:
----------------------------------------------------------------------------------------------------


     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.
--------------------------------------------------------------------------------

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE

                           CHASE H&Q

                                        LEGG MASON WOOD WALKER

                                             INCORPORATED

                                                                  DLJDIRECT Inc.

                             DESCRIPTION OF ARTWORK

Inside Front Cover

A photograph of large columns in front of a government building with an individual walking past in the background.

The text across the middle of the picture reads: "Behind the walls of government, a new American Revolution has begun." Below this text is additional text that reads "Web Enabling Government PEC Solutions."

                               TABLE OF CONTENTS

                                       Page
Prospectus Summary...................     1
Risk Factors.........................     5
Special Note Regarding
  Forward-Looking Statements.........    11
Where You Can Find More Information..    12
Corporate Information................    12
Use of Proceeds......................    13
Dividend Policy......................    13
Capitalization.......................    14
Dilution.............................    15
Selected Historical Financial Data...    16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    17

                                       Page
Business.............................    23
Management...........................    34
Related Party Transactions...........    42
Principal and Selling Stockholders...    43
Description of Our Capital Stock.....    45
Shares Eligible for Future Sale......    48
Underwriting.........................    50
Legal Matters........................    52
Experts..............................    52
Index to Financial Statements........   F-1

                               PROSPECTUS SUMMARY

    THIS SUMMARY IS QUALIFIED BY MORE DETAILED INFORMATION APPEARING IN OTHER SECTIONS OF THIS PROSPECTUS. THE OTHER INFORMATION IS IMPORTANT, SO PLEASE READ THIS ENTIRE PROSPECTUS CAREFULLY.

                                 PEC SOLUTIONS

    PEC Solutions provides professional technology services that enable government entities to harness the power of the Internet and other advanced technologies to enhance productivity and improve services to the public. We migrate computer systems using older technologies and paper-intensive processes to integrated electronic government solutions, which are referred to as eGovernment solutions. We web-enable government by designing, building and managing Internet-based solutions. Our solutions provide users with rapid and easy access to large amounts of data and result in improved information flows among government workers as well as between government entities and their constituents.

    We are a TOTAL solutions provider of eGovernment services addressing the full technology lifecycle. We formulate technology strategies with our clients, we create fully integrated technology solutions and we manage and enhance these solutions over time. The substantial experience we have gained in the government marketplace allows us to design and implement complex mission-critical solutions that meet the unique challenges presented by our clients. Our eGovernment solutions include:

    - designing and developing technology strategies and web-enabled enterprise system architectures;

    - building and engineering complex intranets, extranets and other high performance infrastructures;

    - integrating older technology or "legacy" systems with web-based applications;

    - applying leading encryption security technologies; and

    - deploying and operating automated enterprise management systems.

    We serve clients at all levels of government. We have worked with organizations representing every cabinet-level department of the federal government. Our largest clients include federal organizations such as: the Bureau of Alcohol, Tobacco and Firearms; the Drug Enforcement Administration; the Immigration and Naturalization Service; the Internal Revenue Service; the intelligence community; and the Veterans Benefits Administration. We also provide services to various state and local government entities as well as private sector organizations. Over the last five years, we have provided more than $145 million worth of services in the government market and have increased our revenues at approximately a 48% compound annual growth rate.

                             OUR MARKET OPPORTUNITY

    The emergence of the Internet as a means of handling information presents numerous opportunities for government to improve the way it communicates internally and with its constituents. Procurement reform has paved the way for government organizations to obtain outsourced technology services to apply the Internet and related technologies to their functions. According to International Data Corporation, overall government spending on information technology services is expected to increase from $11.8 billion in 1997 to $17.3 billion in 2002. Government spending on Internet services alone is expected to grow at approximately a 56% compound annual rate, reaching $2.8 billion in 2003.

    We believe that the government market for technology services is unlike the private sector market. Most agencies have made substantial investments in legacy systems and are forced by budgetary constraints to update rather than replace these systems. Government systems must handle extremely large amounts of data for large and widely dispersed workforces. Governments require heightened security to protect sensitive and personal information. In addition, agencies must operate in a complex environment of strict government regulations.

                                 OUR ADVANTAGE

    Our focus on eGovernment solutions enables us to address an organization's most difficult technology challenges. From the executive management level to our project leaders, we employ people who have substantial government knowledge and experience. We use our broad technical skills and capabilities to design solutions that interface with, and often salvage, the significant investments that were made in aging legacy systems. For portions of our business, we develop reusable solution sets, enhanced through numerous client engagements, that allow us to deliver results to our clients faster, cheaper and with greater reliability.

                                  OUR STRATEGY

    We intend to:

    - maintain our leading-edge position in emerging technologies such as the Internet and advanced security;

    - increase federal government market penetration;

    - enhance our brand and culture to continue to attract and retain clients and top quality professionals;

    - expand into state and local government and selected highly-regulated commercial markets; and

    - undertake a disciplined acquisition program to broaden our client base, service offerings and geographic presence.

                                  THE OFFERING


PEC Solutions common stock offered...........  5,000,000 shares (a)

Common stock to be outstanding after the
    offering.................................  23,959,046 shares (b)

Use of proceeds..............................  The net proceeds to us from the offering are estimated to be $50.3 million. We will use
                                               the net proceeds for general corporate
                                               purposes, including working capital and
                                               potential acquisitions. See "Use of
                                               Proceeds."

Proposed Nasdaq National Market symbol.......  PECS


    UNLESS STATED OTHERWISE, THE INFORMATION IN THIS PROSPECTUS:


    - ASSUMES OUR COMMON STOCK WILL BE SOLD AT $11.00 PER SHARE, WHICH IS THE MID-POINT OF THE RANGE SET FORTH ON THE COVER OF THIS PROSPECTUS;


    - ASSUMES THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED; AND

    - GIVES EFFECT TO A THREE-FOR-ONE STOCK SPLIT ON JANUARY 1, 2000, AND A FURTHER TWO-FOR-ONE STOCK SPLIT ON MARCH 1, 2000.

------------------------


(A) IF THE UNDERWRITERS FULLY EXERCISE THEIR OVER-ALLOTMENT OPTION, THE SELLING STOCKHOLDERS WILL SELL 750,000 SHARES OF COMMON STOCK THROUGH THE OFFERING.


(B) THE NUMBER OF SHARES OF COMMON STOCK TO BE OUTSTANDING AFTER THE OFFERING EXCLUDES (1) OPTIONS TO PURCHASE 4,622,797 SHARES OF COMMON STOCK OUTSTANDING AT MARCH 1, 2000, AT A WEIGHTED AVERAGE EXERCISE PRICE OF $2.39 PER SHARE, AND (2) 1,287,807 SHARES OF COMMON STOCK RESERVED FOR ISSUANCE UPON EXERCISE OF OPTIONS THAT MAY BE GRANTED DURING 2000 UNDER OUR 2000 STOCK INCENTIVE PLAN.

                             SUMMARY FINANCIAL DATA
                     (In thousands, except per share data)

    The following table presents summary historical financial data for our business. You should read the following summary financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

                                                               YEARS ENDED DECEMBER 31,
                                                 ----------------------------------------------------
                                                   1995       1996       1997       1998       1999
STATEMENT OF OPERATIONS DATA:
Revenues.......................................  $11,146    $16,216    $24,630    $41,457    $53,202
Gross profit (a)...............................    4,970      6,907     10,754     17,942     22,793
Operating income...............................    1,555      2,203      3,615      6,891      8,975
Net income.....................................    1,093      1,452      2,305      4,455      5,639
Earnings per share:
  Basic........................................  $  0.07    $  0.08    $  0.13    $  0.26    $  0.33
  Diluted......................................     0.06       0.07       0.10       0.20       0.24

------------------------

(a) Gross profit represents revenues less direct costs, which consist primarily of project personnel salaries and benefits and direct expenses incurred to complete projects.

    The following table presents summary balance sheet data as of December 31, 1999. The as adjusted information illustrates the impact of the offering.


                                                               AS OF DECEMBER 31, 1999
                                                              -------------------------
                                                               ACTUAL       AS ADJUSTED
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 7,981         $58,231
Working capital.............................................   13,311          63,561
Total assets................................................   24,400          74,650
Long-term debt..............................................       --              --
Total stockholders' equity..................................   15,283          65,533

                                  RISK FACTORS

    BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD UNDERSTAND THAT SUCH AN INVESTMENT INVOLVES RISK. YOU SHOULD CAREFULLY CONSIDER THESE RISK FACTORS AS WELL AS ALL OF THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE YOU DECIDE TO PURCHASE SHARES OF OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS COULD BE ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU MIGHT LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS RELATED TO OUR BUSINESS

  SUBSTANTIALLY ALL OF OUR REVENUES WOULD BE THREATENED IF OUR RELATIONSHIPS WITH AGENCIES OF THE FEDERAL
  GOVERNMENT WERE HARMED

    Our largest clients are agencies of the federal government. If the federal government in general, or any significant government agency, uses less of our services or terminates its relationship with us, our revenues could decline substantially, and our business could be seriously harmed. During 1999, contracts with the federal government and contracts with prime contractors of the federal government accounted for approximately 96% of our revenues. During that same period, our ten largest clients, all agencies of the federal government, generated approximately 60% of our revenues, with the top five clients accounting for 40% of our revenues. We believe that federal government contracts are likely to continue to account for a significant portion of our revenues for the foreseeable future. The volume of work that we perform for a specific client, however, is likely to vary from year to year, and a significant client in one year may not use our services as extensively, or at all, in a subsequent year.

  OUR GOVERNMENT CONTRACTS MAY BE TERMINATED PRIOR TO THEIR COMPLETION, AND IF WE DO NOT REPLACE THEM, OUR OPERATING RESULTS MAY BE HARMED

    We derive substantially all of our revenues from government contracts that typically are awarded through competitive processes and span a one year base period and one or more option years. The unexpected termination or nonrenewal of one or more of our significant contracts could result in significant revenue shortfalls. Our clients generally have the right not to exercise the option periods. In addition, our contracts typically contain provisions permitting an agency to terminate the contract on short notice, with or without cause.

    Following termination, if the client requires further services of the type provided in the contract, there is frequently a competitive rebidding process. We may not win any particular rebid or be able to successfully bid on new contracts to replace those that have been terminated. Even if we do win the rebid, we may experience revenue shortfalls in periods where we anticipated revenues from the contract rather than its termination and subsequent rebidding. These revenue shortfalls could harm operating results for those periods.

  OUR LACK OF LONG-TERM CONTRACTS WITH CLIENTS AND OUR RELATIVELY FIXED OPERATING EXPENSES EXPOSE US TO GREATER
  RISK OF INCURRING LOSSES

    Our clients retain us on an engagement-by-engagement basis, rather than under long-term contracts. We incur costs based on our expectations of future revenues. Our operating expenses are relatively fixed and cannot be reduced on short notice to compensate for unanticipated variations in the number or size of engagements in progress. These factors make it difficult for us to predict our revenues and operating results. If we fail to predict our revenues accurately, it may seriously harm our financial condition and results of operation.

  A REDUCTION IN OR THE TERMINATION OF OUR SERVICES COULD LEAD TO
  UNDERUTILIZATION OF OUR EMPLOYEES AND COULD HARM OUR OPERATING RESULTS

    Our employee compensation expenses are relatively fixed. Therefore, if a client defers, modifies or cancels an engagement or chooses not to retain us for additional phases of a project, our operating results will be harmed unless we can rapidly redeploy our employees to other engagements in order to minimize underutilization.

  FAILING TO MAINTAIN STRONG RELATIONSHIPS WITH PRIME CONTRACTORS COULD RESULT IN A DECLINE IN OUR REVENUES

    We derived approximately 40% of our revenues during 1999 through our relationships with prime contractors, which, in turn, have contractual relationships with end-clients. One of our prime contractors, Unisys, accounted for 24% of our revenues during 1999. We expect to continue to depend on these relationships for a material portion of our revenues in the foreseeable future. If any of these prime contractors eliminate or reduce their engagements with us, or have their engagements eliminated or reduced by their end-clients, we will lose a source of revenues, which, if not replaced, will adversely affect our operating results.

  WE MUST RECRUIT AND RETAIN QUALIFIED PROFESSIONALS TO SUCCEED IN OUR LABOR-INTENSIVE BUSINESS

    Our future success depends in large part on our ability to recruit and retain qualified professionals skilled in complex information technology services and solutions, including encryption and other security systems. Such personnel are in great demand and are likely to remain a limited resource in the foreseeable future. Competition for qualified professionals is intense. Any inability to recruit and retain a sufficient number of these professionals could hinder the growth of our business.

  WE MAY LOSE MONEY ON FIXED-PRICE CONTRACTS IF WE MISCALCULATE THE RESOURCES WE NEED TO COMPLETE THE CONTRACT

    We derived approximately 23% of our revenues in 1999 from fixed-price contracts. We anticipate a material portion of our future engagements will continue to be contracted at a fixed price. Unlike time and materials contracts, for which we are reimbursed based on our actual expenditures of resources, fixed-price contracts require us to price our contracts by predicting our expenditures in advance. If we miscalculate the resources we need to complete fixed-price engagements, our operating results could be seriously harmed because we are not compensated for the higher costs. The risk that we may miscalculate the resources we need is higher because we work with complex technologies in compressed time frames.

  WE COULD LOSE REVENUES AND CLIENTS AND EXPOSE OUR COMPANY TO LIABILITY IF WE FAIL TO MEET CLIENT EXPECTATIONS

    We create, implement and maintain technology solutions that are often critical to our clients' operations. If our technology solutions or other applications have significant defects or errors or fail to meet our clients' expectations, we may:

    - lose revenues due to adverse client reaction;

    - be required to provide additional remediation services to a client at no charge;

    - receive negative publicity, which could damage our reputation and adversely affect our ability to attract or retain clients; and

    - suffer claims for substantial damages against us, regardless of our responsibility for the failure.

    While many of our contracts limit our liability for damages that may arise from negligent acts, errors, mistakes or omissions in rendering services to our clients, we cannot be sure that these contractual provisions will protect us from liability for damages if we are sued. Furthermore, our general liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to any future claim. The successful assertion of any large claim against us could seriously harm our business. Even if not successful, such claims could result in significant legal and other costs and may be a distraction to management.

  SECURITY BREACHES IN SENSITIVE GOVERNMENT SYSTEMS COULD RESULT IN THE LOSS OF CLIENTS AND NEGATIVE PUBLICITY

    Many of the systems we develop involve managing and protecting information involved in law enforcement and other sensitive government functions. A security breach in one of these systems could cause serious harm to our business, could result in negative publicity and could prevent us from having further access to such critically sensitive systems or other similarly sensitive areas for other governmental clients. Losses that we could incur from such a security breach could exceed the policy limits that we have for "errors and ommissions" or product liability insurance.

  IF WE CANNOT OBTAIN THE NECESSARY SECURITY CLEARANCES, WE MAY NOT BE ABLE TO PERFORM CLASSIFIED WORK FOR THE GOVERNMENT AND OUR REVENUES MAY SUFFER

    Government contracts require us, and some of our employees, to maintain security clearances. If we lose or are unable to obtain security clearances, the client can terminate the contract or decide not to renew it upon its expiration. As a result, to the extent we cannot obtain the required security clearances for our employees working on a particular engagement, we may not derive the revenue anticipated from the engagement, which, if not replaced with revenue from other engagements, could seriously harm our operating results.

  WE DEPEND ON OUR SENIOR MANAGEMENT TEAM, AND THE LOSS OF ANY MEMBER MAY ADVERSELY AFFECT OUR ABILITY TO OBTAIN AND MAINTAIN CLIENTS

    We believe that our success will depend on the continued employment of our senior management team, including David Karlgaard, our Chief Executive Officer, Paul Rice, our Chief Operating Officer and Alan Harbitter, our Chief Technology Officer. We have key man life insurance policies that cover Messrs. Karlgaard and Rice up to $1 million and Mr. Harbitter up to $500,000. This dependence is particularly important to our business because personal relationships are a critical element of obtaining and maintaining client engagements. If one or more members of our senior management team was unable or unwilling to continue in their present positions, such persons would be difficult to replace and our business could be seriously harmed. Furthermore, clients or other companies seeking to develop in-house capabilities may hire away some of our key employees. Employee defections to clients or competitors would not only result in the loss of key employees but could also result in the loss of a client relationship or a new business opportunity. Any losses of client relationships could seriously harm our business.

  WE MAY NOT BE ABLE TO SUCCESSFULLY IDENTIFY, MANAGE AND INTEGRATE FUTURE ACQUISITIONS, WHICH MAY HARM OUR OPERATING RESULTS

    We may use a portion of the proceeds from this offering to acquire companies or businesses that are complementary to ours. However, we have no immediate plans or current agreements to acquire any additional companies or businesses, and we cannot assure you that we will identify appropriate acquisition candidates. If we do identify an appropriate acquisition candidate, we cannot assure you that we would be able to successfully negotiate the terms of an acquisition, finance the acquisition or integrate the acquired business into our existing business. Negotiations of potential acquisitions and the integration of an acquired business could disrupt our business by diverting management away from day-to-day operations. Further, failure to successfully integrate any acquisition may cause significant operating inefficiencies and adversely affect our profitability. Consummating a merger could require us to raise additional funds through additional equity or debt financing. Additional equity financing could result in further dilution of the per share value of your stock. Additional debt financing could force us to accept contractual limitations that could harm our ability to grow.

  AUDITS OF OUR GOVERNMENT CONTRACTS MAY RESULT IN A REDUCTION IN REVENUES WE RECEIVE FROM THOSE CONTRACTS OR MAY RESULT IN CIVIL OR CRIMINAL PENALTIES THAT COULD HARM OUR REPUTATION

    Federal government agencies routinely audit government contracts. These agencies review a contractor's performance on its contract, pricing practices, cost structure and compliance with applicable laws, regulations and standards. An audit could result in a substantial adjustment to our revenues because any costs found to be improperly allocated to a specific contract will not be reimbursed, while improper costs already reimbursed must be refunded. If a government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with federal government agencies. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us.

  WE MAY BE LIABLE FOR PENALTIES UNDER A VARIETY OF PROCUREMENT RULES AND REGULATIONS, AND CHANGES IN GOVERNMENT REGULATIONS COULD SLOW OUR GROWTH OR REDUCE OUR PROFITABILITY

    We must comply with and are affected by federal government regulations relating to the formation, administration and performance of government contracts. These regulations affect how we do business with our clients and may impose added costs on our business. Any failure to comply with applicable laws and regulations could result in contract termination, price or fee reductions or suspension or debarment from contracting with the federal government. Further, the federal government may reform its procurement practices or adopt new contracting methods relating to the GSA schedule or other government-wide contract vehicles. If we are unable to successfully adapt to those changes, our business could be seriously harmed.

  OUR FAILURE TO ADEQUATELY PROTECT OUR CONFIDENTIAL INFORMATION AND PROPRIETARY RIGHTS MAY HARM OUR COMPETITIVE POSITION

    While our employees execute confidentiality agreements, we cannot guarantee that this will be adequate to deter misappropriation of our confidential information. In addition, we may not be able to detect unauthorized use of our intellectual property in order to take appropriate steps to enforce our rights. If third parties infringe or misappropriate our copyrights, trademarks or other proprietary information, our competitive position could be seriously harmed. In addition, other parties may assert infringement claims against us or claim that we have violated their intellectual property rights. Such claims, even if not true, could result in significant legal and other costs and may be a distraction to management. While we have applied for trademarks for PEC.com, PEC, PEC Solutions, Web-enabling Government and the related symbols and designs, we cannot assure you that these trademarks will be granted.

RISKS RELATED TO THE EGOVERNMENT SOLUTIONS MARKET

  COMPETITION COULD RESULT IN PRICE REDUCTIONS, REDUCED PROFITABILITY AND LOSS OF MARKET SHARE

    Competition in the market for eGovernment solutions is intense. If we are unable to differentiate our services from those of our competitors, our revenue growth and operating margins may decline. Many of our competitors are larger and have greater financial, technical, marketing and public relations resources, larger client bases and greater brand or name recognition than us. Our larger competitors may be able to provide clients with additional benefits, including reduced prices. We may be unable to meet those prices, which may cause us to lose business and market share. Alternatively, we could decide to meet the lower prices, which could harm our profitability. If we fail to compete successfully, our business could be seriously harmed.

    Our current competitors include, and may in the future include, the following:

    - information technology services providers and large government contractors such as American Management Systems, Andersen Consulting, Booz-Allen & Hamilton, Computer Sciences Corporation, Electronic Data Systems, KPMG, PricewaterhouseCoopers, Science Applications International Corporation and Unisys; and

    - Internet professional services providers.

    Current and potential competitors also have established or may establish cooperative relationships among themselves or with third parties to increase their ability to address client needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. In addition, some of our competitors may develop services that are superior to, or have greater market acceptance than, the services that we offer.

  OUR BUSINESS WILL BE HARMED IF GOVERNMENT AGENCIES ARE UNWILLING TO REPLACE OR SUPPLEMENT EXPENSIVE LEGACY SYSTEMS

    Government agencies have spent substantial resources over an extended period of time to develop computer systems and to train their personnel to use them. These agencies may be reluctant to abandon or supplement these legacy systems with Internet and other advanced technology systems because of the cost of developing them or the additional cost of re-training their personnel. Such reluctance would make it more difficult to acquire new engagements which would harm our business prospects.

  OUR GROWTH WILL BE HARMED IF A VIABLE MARKET FOR EGOVERNMENT SERVICES IS NOT SUSTAINED

    We cannot be certain that a viable government market for Internet and other advanced technology services will be sustainable. If this market is not sustained and we are unable to refocus our services on the private sector market or other in-demand technologies, our growth would be negatively affected. Although government agencies have recently increased focus on and funding for technology initiatives, we cannot be certain that these initiatives will continue in the future. Budget cutbacks or political changes could result in a change of focus or reductions in funding for technology initiatives, which, in turn, could seriously harm our revenues.

  UNDISCOVERED YEAR 2000 PROBLEMS COULD NEGATIVELY AFFECT OUR CLIENTS' SYSTEMS, WHICH COULD HARM OUR REVENUES AND OUR REPUTATION

    Although we have not experienced any significant failures or problems in connection with the Year 2000 date change in either our software or the systems we have developed for our clients, our clients may still experience significant problems that may require them to divert significant resources to remediation instead of to eGovernment solutions. This could delay our ability to generate new business and additional revenues.

    Furthermore, undiscovered Year 2000 problems may also affect software or code that we develop or third-party software products that are incorporated into the information systems solutions we create for our clients. Our clients license software directly from third parties, and we do not guarantee that the software licensed from these suppliers is Year 2000 compliant. However, any failure on our part to provide Year 2000 compliant information systems solutions to our clients could result in financial loss, harm to our reputation and liability to others and could seriously harm our business, financial condition and operating results.

RISKS RELATED TO THE OWNERSHIP OF OUR COMMON STOCK

  OUR QUARTERLY REVENUES AND OPERATING RESULTS COULD BE VOLATILE AND MAY CAUSE OUR STOCK PRICE TO FLUCTUATE

    Our quarterly revenues and operating results may fluctuate significantly in the future. In particular, if the Federal government does not adopt a budget for its fiscal year beginning on October 1, Federal agencies may be forced to suspend our contracts due to a lack of funding. Consequently, we may realize lower revenues in the quarter ending December 31. Further, the rate at which the Federal government procures technology may be negatively affected following changes in Presidential administrations and in senior government officials. As a result, our operating results could be volatile and difficult to predict and period-to-period comparisons of our operating results may not be a good indication of our future performance.

    A significant portion of our operating expenses, such as personnel and facilities costs, are fixed in the short term. Therefore, any failure to generate revenues according to our expectations in a particular quarter could result in reduced income in the quarter. In addition, our quarterly operating results may not meet the expectations of securities analysts or investors, which in turn may have an adverse effect on the market price of our common stock.


  OUR OFFICERS AND DIRECTORS WILL OWN 77.3% OF OUR STOCK AND COULD CONTROL MATTERS SUBMITTED TO STOCKHOLDERS FOR THEIR APPROVAL



    Upon completion of this offering, our directors and executive officers will beneficially own, in the aggregate, 77.3% of our outstanding common stock, or 74.2% if the underwriters exercise their over-allotment option in full. As a result, these stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of PEC Solutions.


  WE HAVE VARIOUS MECHANISMS IN PLACE THAT MAY PREVENT A CHANGE IN CONTROL THAT STOCKHOLDERS MAY CONSIDER FAVORABLE

    Our certificate of incorporation and bylaws may discourage, delay or prevent a change in control of PEC Solutions that stockholders may consider favorable. Our certificate of incorporation and bylaws:

    - authorize the issuance of blank check capital stock that could be issued by our board of directors to thwart a takeover attempt;

    - classify the board of directors into staggered, three-year terms, which may lengthen the time required to gain control of our board of directors;

    - prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of the stock to elect some directors;

    - require super-majority voting to effect amendments to provisions of our bylaws concerning the number of directors;

    - limit who may call special meetings of stockholders;

    - prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders;

    - establish advance notice requirements for nominating candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

    - require that vacancies on the board of directors, including newly-created directorships, be filled only by a majority vote of directors then in office.

    In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting PEC Solutions from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder. See "Description of Our Capital Stock--Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware General Corporation Law."

  PURCHASERS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE DILUTION AS THE NET TANGIBLE BOOK VALUE OF THE SHARES OF COMMON STOCK WILL BE SUBSTANTIALLY LOWER THAN THE OFFERING PRICE


    The initial public offering price of the shares of common stock is substantially higher than the net tangible book value per share of the outstanding common stock. As a result, if we were liquidated for book value immediately following this offering, each stockholder purchasing in this offering would experience immediate dilution of $8.12 per share of common stock. Dilution is the difference between the offering price per share and the net tangible book value per share of our common stock. See "Dilution" for a discussion about how net tangible book value is calculated. Existing stockholders will have an aggregate unrealized gain of $194.0 million.


  EXISTING STOCKHOLDERS CAN SELL A SUBSTANTIAL AMOUNT OF THEIR SHARES IN THE PUBLIC MARKET AFTER THIS OFFERING, WHICH COULD DEPRESS OUR STOCK PRICE AND MAKE IT MORE DIFFICULT FOR US TO RAISE CAPITAL

    Sales of a substantial number of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering could cause the market price of our common stock to fall. A decline in our stock price could impair our ability to raise capital through the sale of additional equity securities. For a description of the shares of our common stock that are available for future sale, see "Shares Eligible for Future Sale."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. Forward-looking statements relate to future events or our future financial performance. All projections contained in this prospectus are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

    In some cases, you can identify forward-looking statements by terminology like "may," "will," "should," "expects," "plans," "projects," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors."

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreoever, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results and do not intend to do so.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to us and our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit. You may inspect a copy of the registration statement without charge at the Commission's principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the Commission from:

    - the Commission's Public Reference Room at the Commission's principal office, 450 Fifth Street, N.W., Washington, D.C. 20549;

    - the Commission's regional offices in:

     - New York, located at 7 World Trade Center, Suite 1300, New York, New York 10048; or

     - Chicago, located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

    You may obtain information regarding the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Commission's World Wide Web address is www.sec.gov.

    We intend to furnish holders of our common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We intend to furnish such other reports as we may determine or as may be required by law.

                             CORPORATE INFORMATION

    We are a Delaware corporation that was originally incorporated in Virginia in 1985 as Performance Engineering Corporation. On January 1, 2000, we reincorporated into Delaware by merging the Virginia corporation into a wholly-owned Delaware subsidiary, PEC Solutions, Inc. Concurrently with the reincorporation, we effected a three-for-one stock split. On March 1, 2000, we effected an additional two-for-one stock split. Our principal offices are located at 12750 Fair Lakes Circle, Fairfax, Virginia 22033 and our telephone number is (703) 679-4900. Our Internet web site is at www.pec.com. The information on our web site does not constitute a part of this prospectus.

    We have applied for trademarks for the following: PEC.com, PEC, PEC Solutions, Web-enabling Government and the related symbols and designs. This prospectus also contains trademarks and trade names of other companies.

                                USE OF PROCEEDS


    The net proceeds from the sale of the 5,000,000 shares of common stock offered by us will be approximately $50.3 million, based on an assumed initial public offering price of $11.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the 750,000 shares to be sold by the selling stockholders if the underwriters exercise their over-allotment option.


    The primary purposes of this offering are to create a public market for our common stock, to improve the incentive mechanism for our professionals through stock options, to obtain additional equity capital and to facilitate future access to public markets. We expect to use the net proceeds from this offering for general corporate purposes, including working capital. Management will have broad discretion in the allocation of the net proceeds. We may also use a portion of the net proceeds to acquire businesses that are complementary to ours. We have no current plans, agreements or commitments for, and are not currently engaged in any negotiations with respect to, any such transaction. Pending their use, the proceeds of this offering will be invested in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

    Prior to this offering, we have declared and paid annual cash dividends on our capital stock. In January 1999 and January 2000, we paid dividends of $0.02 and $0.023 per share, respectively. After this offering, we expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any further cash dividends in the foreseeable future. Our board of directors will determine whether to pay dividends in the future based on conditions then existing, including our earnings, financial conditions and capital requirements, as well as economic and other conditions as the board of directors may deem relevant.

                                 CAPITALIZATION

    The following table sets forth our cash position and capitalization as of December 31, 1999:

    - on an actual basis; and


    - on an as adjusted basis to give effect to the sale of 5,000,000 shares of common stock offered by us at an assumed initial public offering price of $11.00 per share in this offering, after deducting underwriting discounts and commissions and estimated offering expenses.


    You should read this information in conjunction with our financial statements and the related notes beginning on page F-1 of this prospectus.


                                                                      AS OF DECEMBER 31, 1999
                                                                  --------------------------------
                                                                     ACTUAL           AS ADJUSTED
                                                                  (IN THOUSANDS, EXCEPT SHARE AND
                                                                          PER SHARE DATA)
Cash and cash equivalents...................................       $     7,981        $    58,231
                                                                   ===========        ===========
Long-term obligations:
  Long-term debt............................................       $        --        $        --
  Deferred compensation.....................................               281                281
                                                                   -----------        -----------
    Total long-term obligations.............................               281                281
                                                                   -----------        -----------
Stockholders' equity:
  Undesignated capital stock, $0.01 par value per share,
    10,000,000 shares authorized............................                --                 --
  Common stock, $0.01 par value per share, 75,000,000 shares authorized; 17,706,372 shares issued and outstanding
    (actual); 22,706,372 shares issued and outstanding (as
    adjusted)...............................................               177                227
  Additional paid-in capital................................               601             50,801
  Retained earnings.........................................            14,505             14,505
                                                                   -----------        -----------
    Total stockholders' equity..............................            15,283             65,533
                                                                   -----------        -----------
      Total capitalization..................................       $    15,564        $    65,814
                                                                   ===========        ===========

                                    DILUTION

    Our net tangible book value as of December 31, 1999, was $15.2 million or $0.86 per share. Net tangible book value is the amount of total tangible assets less total liabilities. Net tangible book value per share is net tangible book value divided by the number of shares of common stock outstanding.


    Dilution to new investors represents the difference between the amount per share paid by purchasers of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering. Following the sale of common stock in this offering at an assumed initial public offering price of $11.00 per share, our net tangible book value as of December 31, 1999, would have been $65.5 million, or $2.88 per share. This represents an immediate increase in net tangible book value of $2.02 per share to our existing stockholders, and an immediate dilution in net tangible book value of $8.12 per share to purchasers of common stock in this offering. The following table illustrates this per share dilution.



Assumed initial public offering price per share.............              $11.00
                                                                          ------
  Net tangible book value per share as of December 31,
    1999....................................................   $ 0.86
  Increase per share attributable to new investors..........     2.02
                                                               ------
Net tangible book value per share after this offering.......                2.88
                                                                          ------
Dilution per share to new investors.........................              $ 8.12
                                                                          ======


    The following table summarizes as of December 31, 1999, the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid by existing stockholders and by the new investors purchasing shares of common stock in this offering, before deduction of underwriting discounts and commissions and estimated offering expenses payable by us:


                                           SHARES PURCHASED          TOTAL CONSIDERATION         AVERAGE
                                         ---------------------      ----------------------      PRICE PER
                                           NUMBER     PERCENT         AMOUNT      PERCENT         SHARE
Existing stockholders..................  17,706,372     78.0%       $   778,060      1.4%         $ 0.04
New stockholders.......................   5,000,000     22.0         55,000,000     98.6          $11.00
                                         ----------    -----        -----------    -----
  Total................................  22,706,372    100.0%       $55,778,060    100.0%
                                         ==========    =====        ===========    =====


    The foregoing table excludes:

    - options to purchase 5,668,890 shares of common stock that were outstanding as of December 31, 1999, at a weighted average exercise price of $1.76 per share; and

    - 1,500,000 shares of common stock reserved for issuance upon exercise of options that may be granted during 2000 and additional shares that may be granted in the future under our 2000 stock incentive plan. See "Management--2000 Stock Incentive Plan."

                       SELECTED HISTORICAL FINANCIAL DATA

    You should read the following selected financial data in conjunction with our financial statements, the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus. The selected financial data as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, have been derived from our audited financial statements included elsewhere in this prospectus. The selected financial data as of December 31, 1995, 1996 and 1997 and for the years ended December 31, 1995 and 1996, have been derived from audited financial statements not included in this prospectus.

                                                                                 YEARS ENDED DECEMBER 31,
                                                              --------------------------------------------------------------
                                                                 1995         1996         1997         1998         1999
                                                                     (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues....................................................  $   11,146   $   16,216   $   24,630   $   41,457   $   53,202
Direct costs................................................       6,176        9,309       13,876       23,515       30,409
                                                              ----------   ----------   ----------   ----------   ----------
Gross profit (a)............................................       4,970        6,907       10,754       17,942       22,793
                                                              ----------   ----------   ----------   ----------   ----------
Operating costs and expenses:
  General and administrative expenses.......................       2,639        3,943        6,117        9,826       11,991
  Sales and marketing expenses..............................         776          761        1,022        1,226        1,826
                                                              ----------   ----------   ----------   ----------   ----------
    Total operating costs and expenses......................       3,415        4,704        7,139       11,052       13,817
                                                              ----------   ----------   ----------   ----------   ----------
Operating income............................................       1,555        2,203        3,615        6,891        8,975
Other income, net...........................................         155          125          135          199          259
                                                              ----------   ----------   ----------   ----------   ----------
Income before income taxes..................................       1,710        2,327        3,750        7,089        9,235
Provision for income taxes..................................         617          876        1,445        2,634        3,595
                                                              ----------   ----------   ----------   ----------   ----------
Net income..................................................  $    1,093   $    1,452   $    2,305   $    4,455   $    5,639
                                                              ==========   ==========   ==========   ==========   ==========
Net income per share, basic.................................  $     0.07   $     0.08   $     0.13   $     0.26   $     0.33
Net income per share, diluted...............................  $     0.06   $     0.07   $     0.10   $     0.20   $     0.24
Number of shares used in computing net income per share,
  basic.....................................................  17,292,936   17,736,040   17,835,464   17,204,352   17,074,536
Number of shares used in computing net income per share,
  diluted...................................................  19,405,252   20,647,720   22,015,814   22,306,044   23,457,756
Cash dividends declared per share...........................  $    0.012   $    0.015   $    0.017   $     0.02   $    0.023

------------------------------
(a) Gross profit represents revenues less direct costs, which consist primarily of project personnel salaries and benefits and direct expenses incurred to complete projects.

                                                                               AS OF DECEMBER 31,
                                                              ----------------------------------------------------
                                                                1995       1996       1997       1998       1999
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  1,432   $  1,708   $  4,520   $  5,367   $ 7,981
Working capital.............................................     2,998      4,504      6,762      9,309    13,311
Total assets................................................     4,896      7,743     13,931     18,271    24,400
Long-term debt..............................................        --         --         --         --        --
Total long-term liabilities.................................        --         --         --        105       281
Stockholders' equity........................................     4,942      6,011      7,962     10,677    15,283

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING SECTION SHOULD BE READ IN CONJUNCTION WITH THE "SELECTED HISTORICAL FINANCIAL DATA" AND OUR FINANCIAL STATEMENTS AND THE NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. IN ADDITION TO HISTORICAL INFORMATION, THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM MANAGEMENT'S EXPECTATIONS. FACTORS THAT COULD CAUSE SUCH DIFFERENCES INCLUDE THOSE DISCUSSED IN "RISK FACTORS."

OVERVIEW

    PEC Solutions is a professional services firm specializing in high-end solutions that help government organizations capitalize on the Internet and other advanced technologies. We migrate paper-intensive procedures to web-enabled processes using eGovernment solutions that help our clients enhance their productivity and improve the services they offer to the public. As a total solutions provider, we address the full technology lifecycle, including formulating technology strategies, creating business solutions, performing long-term operational management and continuing enhancement of the solution.

    We derive substantially all of our revenues from fees for consulting services. We generate these fees from contracts with various payment arrangements, including time and materials contracts, fixed-price contracts and cost-reimbursable contracts. During 1999, revenues from these contract types were approximately 62%, 23% and 15%, respectively, of total revenues. We typically issue invoices monthly to manage outstanding accounts receivable balances. We recognize revenues on time and materials contracts as the services are provided. We recognize revenues on fixed-price contracts using the percentage of completion method as services are performed over the life of the contract, based on the costs we incur in relation to the total estimated costs. We recognize and make provisions for any anticipated contract losses at the time we know and can estimate them. Fixed-price contracts are attractive to clients, and while subject to increased risks, provide opportunities for increased margins. We recognize revenues on cost-reimbursable contracts as services are provided. These revenues are equal to the costs incurred in providing these services plus a proportionate amount of the fee earned. We have historically recovered all of our costs on cost-reimbursable contracts, which means we have lower risk and our margins are lower on these contracts.

    Our historical revenue growth is attributable to various factors, including an increase in the size and number of projects for existing and new clients. Existing clients from the previous year generated approximately 96% of our revenues in 1999 and approximately 95% of our revenues in 1998. We have also expanded our geographic presence by opening offices in Baltimore, Maryland and Denver, Colorado. As of December 31, 1999, we had 429 employees.

    In 1999, we derived approximately 40% of our revenues through relationships with prime contractors, who contract directly with the end-client and subcontract with us. In most of these engagements, we retain full responsibility for the end-client relationship and direct and manage the activities of our contract staff.

    Our most significant expense is direct costs, which consist primarily of project personnel salaries and benefits, and direct expenses incurred to complete projects. Our direct costs as a percentage of revenues are also related to the utilization rate of our consulting employees. We manage utilization by frequently monitoring project requirements and timetables. The number of consulting employees assigned to a project will vary according to the size, complexity, duration and demands of the project.

    General and administrative expenses consist primarily of costs associated with our executive management, finance and administrative groups, human resources, unassigned consulting employees, employee training, occupancy costs, depreciation and amortization, travel, and all other branch and corporate costs.

    Sales and marketing expenses include the costs of sales and marketing personnel and costs associated with marketing and bidding on future projects.

    Other income consists primarily of interest income earned on our cash, cash equivalents and marketable securities.

RESULTS OF OPERATIONS

    The following table sets forth certain financial data as a percentage of revenues for the periods indicated.

                                                                        YEARS ENDED DECEMBER 31,
                                                                  ------------------------------------
                                                                    1997          1998          1999
STATEMENT OF OPERATIONS DATA:
Revenues....................................................       100.0%        100.0%        100.0%
Direct costs................................................        56.3          56.7          57.2
                                                                   -----         -----         -----
Gross profit (a)............................................        43.7          43.3          42.8
                                                                   -----         -----         -----
Operating costs and expenses:
  General and administrative expenses.......................        24.8          23.7          22.5
  Sales and marketing expenses..............................         4.1           3.0           3.4
                                                                   -----         -----         -----
    Total operating costs and expenses......................        29.0          26.7          26.0
                                                                   -----         -----         -----
Operating income............................................        14.7          16.6          16.9
Other income, net...........................................         0.5           0.5           0.5
                                                                   -----         -----         -----
Income before income taxes..................................        15.2          17.1          17.4
Provision for income taxes..................................         5.9           6.4           6.8
                                                                   -----         -----         -----
Net income..................................................         9.4%         10.7%         10.6%
                                                                   =====         =====         =====

------------------------

(a) Gross profit represents revenues less direct costs, which consist primarily of project personnel salaries and benefits and direct expenses incurred to complete projects.

  1999 COMPARED WITH 1998

    REVENUES. Revenues increased 28.3% to $53.2 million for 1999 from $41.5 million for 1998. The increase in revenue primarily reflects an increase in the amount of services to existing clients, $11.5 million, and new clients, $0.2 million. Our individual tasks average six to ten months in length and are continually replaced with new tasking from our clients.

    DIRECT COSTS. Direct costs increased 27.3% to $30.4 million for 1999 from $23.5 million for 1998. The increase was due primarily to an increase in project personnel to 382 as of December 31, 1999, as compared with 312 as of December 31, 1998. As a service provider, our direct costs increase in conjunction with our increased revenues. Direct costs increased as a percentage of revenues to 57.2% for 1999 from 56.7% for 1998. This increase was principally related to normal fluctuations in labor and other direct costs.

    GROSS PROFIT. Gross profit increased 27.0% to $22.8 million for 1999 from $17.9 million for 1998. Gross profit as a percentage of revenues decreased to 42.8% for 1999 from 43.3% for 1998 because direct costs grew at a faster rate than revenues. This resulted from normal fluctuations in labor and other direct costs.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 22.0% to $12.0 million for 1999 from $9.8 million for 1998. These expenses grew at a rate less than the growth rate in revenues and direct costs. These costs, such as rent and other facility costs, recruiting expenses and depreciation of equipment purchased, were related to the increase in project personnel. Our total general and administrative headcount increased to 47 employees as of December 31, 1999 compared to 34 employees as of December 31, 1998. Facilities costs also increased for 1999 due to the opening of our new offices in Fairfax County, Virginia, Baltimore, Maryland and Denver, Colorado. We expect to incur increased facilities costs in connection with opening our new headquarters facility in Fairfax County. We expect general and administrative expenses to increase in absolute dollars in part due to the costs associated with being a public company.

    SALES AND MARKETING. Sales and marketing expenses increased 49.0% to $1.8 million for 1999 from $1.2 million for 1998. This increase was due to an increase in our marketing staff and our marketing efforts. We expect to increase marketing costs in order to increase our revenue stream.

    OPERATING INCOME. Operating income increased 30.3% to $9.0 million for 1999 from $6.9 million for 1998.

  1998 COMPARED WITH 1997

    REVENUES. Revenues increased 68.3% to $41.5 million in 1998 from $24.6 million in 1997. The increase in revenues primarily reflects an increase in the volume of services to existing clients.

    DIRECT COSTS. Direct costs increased 69.5% to $23.5 million in 1998 from $13.9 million in 1997. The increase was due primarily to an increase in project personnel to 312 as of December 31, 1998 as compared to 188 as of December 31, 1997. Direct costs increased as a percentage of revenues to 56.7% in 1998 from 56.3% in 1997 due to normal fluctuations in labor and other direct costs.

    GROSS PROFIT. Gross profit increased 66.8% to $17.9 million in 1998 from $10.8 million in 1997. Gross profit as a percentage of revenues decreased to 43.3% in 1998 from 43.7% in 1997 as direct costs grew at a faster rate than revenues due to an increase in personnel costs.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 60.6% to $9.8 million in 1998 from $6.1 million in 1997. These expenses grew at a rate less than the growth rate in revenues and direct costs. Additionally, our total general and administrative headcount increased to 34 employees as of December 31, 1998 compared to 26 employees as of December 31, 1997.

    SALES AND MARKETING. Sales and marketing expenses increased 20.0% to $1.2 million in 1998 from $1.0 million in 1997. This increase was due to an increase in our marketing efforts.

    OPERATING INCOME. Operating income increased 90.6% to $6.9 million in 1998 from $3.6 million in 1997. This increase was due primarily to increased revenues and decreased costs as a percent of revenues.

QUARTERLY RESULTS OF OPERATIONS

                                                                             QUARTERS ENDED
                                       ------------------------------------------------------------------------------------------
                                       MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,    DEC. 31,
                                         1998       1998       1998        1998       1999       1999       1999         1999
                                                                             (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues.............................   $8,036     $9,895     $11,111    $12,415    $11,813    $13,386     $13,394      $14,609
Direct costs.........................    4,645      5,268       6,418      7,184      6,989      7,462       7,618        8,341
                                        ------     ------     -------    -------    -------    -------     -------      -------
Gross profit (a).....................    3,391      4,627       4,693      5,231      4,824      5,924       5,776        6,268
                                        ------     ------     -------    -------    -------    -------     -------      -------
Operating costs and expenses:
  General and administrative
    expenses.........................    1,851      2,342       2,363      3,270      2,895      3,143       2,759        3,195
  Sales and marketing expenses.......      200        290         420        316        475        432         549          370
                                        ------     ------     -------    -------    -------    -------     -------      -------
    Total operating costs and
      expenses.......................    2,051      2,632       2,783      3,586      3,370      3,575       3,308        3,565
                                        ------     ------     -------    -------    -------    -------     -------      -------
Operating income.....................    1,341      1,995       1,910      1,645      1,455      2,349       2,468        2,704
Other income, net....................       41         32          55         71         47         31          63          118
                                        ------     ------     -------    -------    -------    -------     -------      -------
Income before income taxes...........    1,382      2,027       1,965      1,715      1,502      2,380       2,531        2,822
Provision for income taxes...........      514        753         730        637        570        905         962        1,158
                                        ------     ------     -------    -------    -------    -------     -------      -------
Net income...........................   $  869     $1,274     $ 1,235    $ 1,077    $   932    $ 1,475     $ 1,569      $ 1,664
                                        ======     ======     =======    =======    =======    =======     =======      =======
AS A PERCENTAGE OF REVENUES:
Revenues.............................    100.0%     100.0%      100.0%     100.0%     100.0%     100.0%      100.0%       100.0%
Direct costs.........................     57.8       53.2        57.8       57.9       59.2       55.7        56.9         57.1
                                        ------     ------     -------    -------    -------    -------     -------      -------
Gross profit (a).....................     42.2       46.8        42.2       42.1       40.8       44.3        43.1         42.9
                                        ------     ------     -------    -------    -------    -------     -------      -------
Operating costs and expenses:
  General and administrative
    expenses.........................     23.0       23.7        21.3       26.3       24.5       23.5        20.6         21.9
  Sales and marketing expenses.......      2.5        2.9         3.8        2.5        4.0        3.2         4.1          2.5
                                        ------     ------     -------    -------    -------    -------     -------      -------
    Total operating costs and
      expenses.......................     25.5       26.6        25.0       28.9       28.5       26.7        24.7         24.4
                                        ------     ------     -------    -------    -------    -------     -------      -------
Operating income.....................     16.7       20.2        17.2       13.3       12.3       17.5        18.4         18.5
Other income, net....................      0.5        0.3         0.5        0.6        0.4        0.2         0.5          0.8
                                        ------     ------     -------    -------    -------    -------     -------      -------
Income before income taxes...........     17.2       20.5        17.7       13.8       12.7       17.8        18.9         19.3
Provision for income taxes...........      6.4        7.6         6.6        5.1        4.8        6.8         7.2          7.9
                                        ------     ------     -------    -------    -------    -------     -------      -------
Net income...........................     10.8%      12.9%       11.1%       8.7%       7.9%      11.0%       11.7%        11.4%
                                        ======     ======     =======    =======    =======    =======     =======      =======

------------------------
(a) Gross profit represents revenues less direct costs, which consist primarily of project personnel salaries and benefits and direct expenses incurred to complete projects.

    Our revenues and operating results may be subject to significant variation from quarter to quarter depending on a number of factors, including the progress of contracts, revenues earned on contracts, the number of billable days in a quarter, the timing of the pass-through of other direct costs, the commencement and completion of contracts during any particular quarter, the schedule of the government agencies for awarding contracts, the term of each contract that we have been awarded and general economic conditions. For example, revenues in the first quarter of 1999 were lower than the fourth quarter of 1998 due to two fewer billable days in the first quarter, and the inclusion in the fourth quarter's revenues of a larger than usual amount of other direct costs to be passed through to clients. Because a significant portion of our expenses, such as personnel and facilities costs, are fixed in the short term, successful contract performance and variation in the volume of activity as well as in the number of contracts commenced or completed during any quarter may cause significant variations in operating results from quarter to quarter.

    The federal government's fiscal year ends September 30. If a budget for the next fiscal year has not been approved by that date, our clients may have to suspend engagements that we are working on until a budget has been approved. Such suspensions may cause us to realize lower revenues in the fourth quarter of the year. Further, a change in Presidential administrations and in senior government officials may negatively affect the rate at which the federal government purchases technology.

    As a result of the factors above, period to period comparisons of our revenues and operating results may not be meaningful. You should not rely on these comparisons as indicators of future performance as no assurances can be given that quarterly results will not fluctuate, causing a material adverse effect on our operating results and financial condition.

LIQUIDITY AND CAPITAL RESOURCES

    We have funded our operations since inception primarily through cash generated from operations and the sale of common stock to employees. Net cash provided by operating activities was $4.5 million for 1999, $2.9 million for 1998 and $3.2 million for 1997. Cash provided by operating activities for these years was primarily from net income generated during those years.

    Net cash used by investing activities was $0.8 million for 1999, $0.4 million for 1998 and $0.1 million for 1997. During 1999, we purchased $0.8 million of property and equipment. During 1998, we purchased $0.9 million of property and equipment and sold investments for approximately $0.5 million. During 1997, we purchased $0.7 million of property and equipment and sold investments for approximately $0.7 million.

    Net cash used in financing activities was $1.0 million for 1999, $1.7 million for 1998 and $0.3 million for 1997. During 1999, we sold $0.7 million of common stock and repurchased $1.3 million of common stock, while paying $0.3 million in dividends. During 1998, we sold $0.3 million of common stock and repurchased $1.7 million of common stock, while paying $0.3 million in dividends. During 1997, we sold $0.2 million of common stock and repurchased $0.2 million of common stock, while paying $0.3 million in dividends.

    Although dividends have been paid in prior years, after the offering, we expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any further cash dividends in the foreseeable future. Under the terms of our stock option agreement and plan, we have purchased shares of stock from employees upon their termination of employment. We intend to terminate these terms and will no longer acquire shares from terminating employees following the offering.

    We believe that our current cash position is adequate for our short-term working capital and capital expenditure needs. We believe that subsequent to this offering, our cash position will be adequate for our anticipated long-term working capital and capital expenditure needs.

    We maintain a line of credit with Bank of America, which bears interest at the bank's prime rate and expires on April 30, 2001. We expect to renew our line of credit when it expires. As of February 29, 2000, we had no borrowings outstanding under the line of credit. We did have outstanding $1.25 million in letters of credit in lieu of rent deposits.

    Under some of our fixed-price contracts, we receive advance payments for work to be performed in future months. If we do not perform the work, the unearned portion of these advances will be returned to our clients. By the fourth quarter of 1999, our accounts receivable turn over rate, net of advance payments on contracts, was approximately five times a year. This rate has improved over the last eight quarters, thus increasing our cash flow. At this collection rate management believes cash generated through operations will be sufficient to fund short and long-term cash needs.

YEAR 2000 COMPLIANCE

    Although we have not experienced any significant failures or problems in connection with the Year 2000 date change in either our software or the systems we have developed for our clients, our clients may still experience significant problems that may require them to divert significant resources to remediation instead of to new eGovernment solutions. This could delay our ability to generate new business and additional revenues.

    Furthermore, undiscovered Year 2000 problems may also affect software or code that we develop or third-party software products that are incorporated into the information systems solutions we create for our clients. Our clients license software directly from third parties, and we do not guarantee that the software licensed from these suppliers is Year 2000 compliant. However, if we fail to provide our clients Year 2000 compliant information systems solutions we could suffer financial loss, harm to our reputation and liability to others and could seriously harm our business, financial condition and operating results.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133, as amended, is effective for quarters beginning after June 15, 2000. Currently, we do not use derivative financial instruments. As a result, we do not expect
SFAS 133 to have a material impact on our results of operations or financial position.

                                    BUSINESS

OVERVIEW

    PEC Solutions is a professional services firm specializing in high-end solutions that help government organizations capitalize on the Internet and other advanced technologies. We migrate paper-intensive procedures to web-enabled processes using eGovernment solutions that help our clients enhance their productivity and improve the services they offer to the public. As a total solutions provider, we address the full technology lifecycle, including formulating technology strategies, creating business solutions, performing long-term operational management and continuing enhancement of the solution.

    Our clients have included every cabinet-level department of the federal government as well as numerous additional entities at the federal, state and local levels. This group includes a cross-section of civil, law enforcement, intelligence and judicial government organizations. Our largest clients include the Drug Enforcement Administration, the Immigration and Naturalization Service, the Veterans Benefits Administration, the Internal Revenue Service, the Bureau of Alcohol, Tobacco and Firearms and the intelligence community. Since 1995, we have provided more than $145 million of services in the government market and have increased revenues at approximately a 48% compound annual growth rate.

INDUSTRY BACKGROUND

    The emergence and adoption of the Internet as a means of gathering, communicating and managing information continues to open up new possibilities for businesses and organizations to dramatically improve productivity and effectiveness. Government has emerged in recent years as one of the leading purchasers of Internet and other advanced technology solutions. With respect to technology services, International Data Corporation estimates that government spending will increase from $11.8 billion in 1997 to $17.3 billion in 2002. Government spending on Internet professional technology services alone is expected to grow at approximately a 56% compound annual growth rate, reaching $2.8 billion in 2003.

  GOVERNMENT REFORM IS DRIVING GROWTH IN ADVANCED TECHNOLOGY SPENDING

    We believe that political pressures and budgetary constraints are forcing government agencies at all levels to improve their processes and services and to operate more like commercial enterprises. Organizations throughout the federal, state and local governments are investing heavily in information technology to improve effectiveness, enhance productivity and extend new services in order to deliver increasingly responsive and cost-effective public services. We believe that Internet technologies provide an ideal solution to meet government's needs.

    Recent changes in federal government contract procurement and compliance regulations have streamlined the government's buying practices, resulting in a more commercial approach to the procurement and management of technologies and services. As a result, procurement lead times have decreased and government buyers now have greater flexibility to purchase services on the basis of distinguishing corporate capabilities and successful past performance. Federal government entities now are able to award contracts based on factors other than price alone, if they judge that the government would receive a greater value. In addition, the General Services Administration's extension of basic government-wide contract vehicles for procuring technology components and services, the GSA Schedules, makes purchasing technology services easier and faster. Federal government buyers can now order services directly from pre-approved providers instead of using a time-consuming bid solicitation process. We believe that these changes have improved our ability to successfully pursue business in the government market. There are currently no proposed changes to government procurement regulations that we believe will materially affect our business in the immediate future.

  GOVERNMENT'S NEED TO OUTSOURCE TECHNOLOGY PROGRAMS

    Government organizations rely heavily on outside contractors to provide skilled resources to accomplish technology programs. In 1999 alone, according to Electronics Industry Association estimates, the federal government outsourced $26 billion of its $30 billion information technology budget. We believe that this reliance will continue to intensify due to political and budgetary pressures in many government agencies and due to the difficulties government faces in recruiting and retaining highly skilled technology professionals in a competitive labor market. In concert with its transition to more commercial practices, government is increasingly outsourcing technology programs as a means of simplifying the implementation and management of the technology, so that government workers can focus on their mission.

  TECHNOLOGY SERVICES PROVIDERS IN THE GOVERNMENT SECTOR

    Engagements in the government market can be broadly classified into four categories based on the type of services provided. Many companies provide a mix of services across these categories.

    First, at the low end, providing information technology staff augmentation at low hourly rates typically involves placing staff in client facilities. These engagements typically exhibit low operating margins and slow growth.

    Second, large-scale systems integration and outsourcing engagements typically involve assuming responsibility for acquiring, assembling and operating large inventories of equipment and software. Major portions of these engagements involve reselling commodity technologies at highly competitive fixed unit prices. These engagements typically exhibit moderate growth, but low operating margins.

    Third, large-scale systems development engagements involve providing full-service solutions that combine hardware, software development, system engineering and operations. These engagements typically exhibit moderate growth and operating margins.

    Fourth, at the high end, engagements involving high-value management consulting and development and integration of complex systems in core mission areas use specialized or emerging technologies such as the Internet and advanced security. These engagements typically exhibit strong growth and operating margins.

  CHALLENGES IN THE GOVERNMENT TECHNOLOGY SERVICES SECTOR

    Technology services providers face a unique combination of challenges when providing services to the government. These include:

    - substantial government investments in legacy systems that are not readily adaptable to evolving technologies;

    - extremely large volumes of data collected and retained in government databases;

    - large and widely dispersed workforces, often consisting of tens of thousands of knowledge workers located in hundreds of sites throughout the United States and the world;

    - heightened security concerns due to the need to protect individual privacy and extraordinarily sensitive information; and

    - complex management needs that require a combination of strategic planning capabilities, government domain expertise, public sector procurement savvy and cutting-edge technology skills.

OUR SOLUTION

    We are a high-end technology solutions provider that addresses the needs and particular challenges of the evolving government market by combining the following key elements in our eGovernment solutions:

  TOTAL SOLUTIONS PROVIDER CAPABILITIES

    As a total solutions provider, we address the full technology lifecycle through our deep technical capabilities and extensive government domain knowledge. We possess a wide range of the specialized skills needed for eGovernment engagements including: strategic technology consulting; program management; system architectural design; network engineering; applications development; and systems integration, deployment and operational support. We relieve our clients of the details of the application and management of technologies so they can focus on their core competencies and mission. Our mission-critical solutions integrate an organization's back-office processes and legacy systems with customized applications, and enhance the interoperability and accessibility of critical enterprise data.

  EXTENSIVE GOVERNMENT DOMAIN EXPERIENCE

    Our founders, who have worked together for more than 20 years in the government marketplace, have substantial technical and management backgrounds. Our management maintains close working relationships with our clients and an active role in our projects, resulting in consistent contract performance and broad recognition of our managers. Our consulting staff is knowledgeable in the government sector application of technology management policy formulation, acquisition strategy, business process re-engineering and best-value procurement methods.

  DEEP TECHNOLOGY EXPERTISE

    We have expertise in the critical underlying infrastructure technologies necessary to support fully web-based enterprises, including security, intranets, applications development and enterprise management. We have direct experience with the legacy automation architectures found in government agencies, allowing us to craft solutions that take advantage of the substantial investments our clients have in legacy systems. Our employees have experience in emerging technologies and web-enabling tools from vendors such as Microsoft, Netscape, Oracle, Cisco, IBM/Lotus, IBM/Tivoli and Entrust.

  REUSABLE SOLUTION SETS

    For portions of our business, we develop reusable solution sets that can be reapplied to requirements commonly encountered in our markets. We develop the software code and components comprising these reusable solution sets based on our government domain expertise. These solutions enable us to give our clients the benefit of our knowledge and experience in addressing complex mission challenges and to develop and implement eGovernment solutions more quickly and efficiently. We focus our efforts on customizing solutions to meet our clients' specific needs and to deliver reliable solutions based on components that have been tested and perfected through repeated use.

  THE PEC PHILOSOPHY--FLEXIBILITY AND OBJECTIVITY

    We retain the maximum possible flexibility in the systems and components that we use in our solutions by maintaining both strong established product credentials and substantial hands-on experience with emerging products. We focus on providing strategic and high-end technical service contributions to large programs, while assisting our clients to assemble, contract with and manage the vendors of commodity program elements. By remaining independent of specific vendors, we are able to work with providers that best serve the interests of our clients.

OUR STRATEGY

    Our strategy is to continue to grow by capitalizing on our leadership position in the eGovernment solutions market. Our strategies for obtaining this objective include:

  MAINTAINING OUR TECHNOLOGY LEADERSHIP POSITION

    We will continue to focus on high-end engagements that require specialized knowledge of emerging technologies. We intend to maintain our technology leadership by recruiting employees who will add to our inventory of technology skills and by refining the skills and capabilities of our existing staff through training, certification and hands-on laboratory experimentation. We also intend to work closely with our technology partners to share expertise and innovations and to stay well ahead of competitors in the practical aspects of applying and integrating emerging technologies.

  INCREASING FEDERAL GOVERNMENT MARKET PENETRATION

    We intend to capitalize on our long-term relationships with government clients and our reputation within the government market to cross-sell our full range of services to our existing client base and to expand into organizations in the federal government for which we have not already performed services. We intend to pursue these opportunities through a continued active sales and marketing effort and by continuing to promote the success stories stemming from our aggressive application of eGovernment solutions. We also intend to leverage our relationships with our technology providers and their sales resources to obtain new federal government clients.

  ENHANCING THE PEC SOLUTIONS BRAND AND CULTURE

    We are implementing an aggressive program to build the identity and awareness of the PEC Solutions brand in order to improve our visibility in the marketplace and to attract the best and brightest employees. We intend to hire and retain outstanding professionals, provide incentives to achieve corporate goals and maintain a culture that fosters innovation. We will continue to emphasize professional development and training of our employees. We will maintain an active internal communications program to promote a team culture and foster high employee morale. We will also continue to emphasize our corporate technology infrastructure to facilitate the sharing of knowledge among our employees.

  EXPANDING OUR PRESENCE IN STATE AND LOCAL GOVERNMENT AND SELECTED COMMERCIAL MARKETS

    We intend to leverage our domain expertise and deep technology skills for providing services to state and local governments. We also intend to expand our business of web-enabling private sector organizations that operate in highly regulated industries and that have significant interactions with the government agencies with which we work. We believe our existing solution sets, such as case management systems, criminal suspect booking stations, and land and financial records automation, are applicable to projects at the state and local level, as well as at private sector organizations.

  UNDERTAKING A DISCIPLINED ACQUISITION PROGRAM

    We plan to broaden our capabilities and client base and extend our geographic presence in state and local government markets by acquiring select businesses. Acquired businesses will perform similar technical work for organizations outside our current client base, will support solution sets that are consistent with and extend our web-enabling strategy, or will be located in geographic areas strategic to significant state and local governments and programs.

OUR SERVICES

    As a provider of eGovernment solutions, we offer a variety of services across the full technology lifecycle. These services include:

  STRATEGY AND DESIGN

    We help clients develop the operational vision for integrated mission solutions, and formulate the business and execution plans for realizing imaginative, integrated and aggressive technology solutions. We develop sophisticated enterprise architectures--the technology blueprints and systematic guidance that allow enterprises to incrementally develop, migrate to and operate large-scale systems. By re-engineering government processes, we move organizations to an eGovernment environment. We perform economic analyses to weigh the costs of technology investment against the operational benefits expected from such technology implementation. We provide support to organizations that are executing programs to privatize large-scale information systems operations, or are undertaking far-reaching changes in their business models, such as migrating from appropriated to fee-for-service financial models.

  SOLUTIONS DEVELOPMENT AND IMPLEMENTATION

    We develop, engineer and integrate computer hardware, commercial software, reusable solution sets, custom-built applications and networks to create integrated business solutions for our clients. Our emphasis on Internet technology allows us to combine leading-edge technologies with disciplined and effective system development methodologies. Our methods are designed to ensure that the technology fits with business processes and that users realize process improvement. We distinguish ourselves by addressing the core technical and business challenges in migrating large government enterprises to integrated eGovernment solutions. We build:

    - INTEGRATED MISSION APPLICATIONS. We integrate complex back-office business applications and legacy systems with customized mission applications using the information-sharing capabilities of open architectures. We also design, develop and install complex custom application systems that implement knowledge management repositories and tera-byte data warehousing systems allowing government agencies to mine the vast storehouses of records that they collect and maintain.

    - LARGE-SCALE INTRANET INFRASTRUCTURES. We deploy and manage complex international network infrastructures: intranets and extranets that deliver the performance, reliability and flexibility needed to support the diverse needs of web-enabled organizations with thousands of widely-dispersed knowledge workers.

    - LEADING-EDGE AUTHENTICATION AND ENCRYPTION SECURITY APPLICATIONS. We apply advanced security technologies such as: public key infrastructure to manage data encryption systems; biometric authentication to identify individuals by their physical characteristics; and strong encryption to protect sensitive information in highly decentralized systems against unauthorized access and compromised integrity.

    - AUTOMATED ENTERPRISE MANAGEMENT SYSTEMS. We develop and deploy processes and automated tools for our clients to centrally manage and operate complex national networks of workstations and servers at reduced cost.

  ONGOING SYSTEMS MANAGEMENT AND ENHANCEMENT

    We provide long-term, ongoing support for our solutions including the operation, management and enhancement actions necessary to keep solutions up-to-date with evolving business processes and technologies. We use sophisticated tools to reduce the burden and costs of maintaining large complex intranets, and to enhance whole systems without the need to deploy engineers and field service technicians to the operating locations of an enterprise. We operate highly automated enterprise technology management processes that support integration, configuration management, software distribution and user support, and allow clients to outsource the responsibilities for maintaining their technology infrastructures and applications. The results are reduced operating costs for our clients and improved performance and reliability.

OUR CLIENTS

    We generated significant revenue from each of the following departments or agencies, either directly or through subcontracting relationships, in 1999:

Bureau of Alcohol, Tobacco & Firearms          Drug Enforcement Administration (DEA)
Census Bureau                                  Fairfax County, Virginia
Defense Medical Service                        Federal Judiciary
Department of Agriculture                      Health Care Financing Administration
Department of Interior                         Immigration & Naturalization Service
Department of Transportation                   Internal Revenue Service
Department of Veterans Affairs                 Justice Management Division

    We consider each office or division within an agency or department which directly, or through a prime contractor, engages us as a separate client. Although contained within a larger organization, each of these clients has decision-making and contracting authority independent of the larger organization and its other offices or divisions.

    In 1999, our top five clients represented approximately 40% of our revenues and our top ten clients represented approximately 60% of revenues. Our work for the DEA Special Projects Division accounted for 14.2% of our revenues during 1999.

    In 1999, we derived approximately 40% of our revenues through relationships with prime contractors, who contract directly with the end-client and subcontract with us. In most of these engagements, we retain full responsibility for the end-client relationship with respect to the portions of the engagement subcontracted to us and direct and manage the activities of our staff. Of our prime contractors, only Unisys accounted for more than 10% of our revenues during 1999.

    In 1998, our work for the DEA Special Projects Division accounted for 16.5% of our revenues. In 1997, our work for the DEA Special Projects Division accounted for 11.2% of our revenues and our work for the Internal Revenue Service accounted for 10.2% of our revenues.

REPRESENTATIVE CLIENT SOLUTIONS

    The following are representative case studies of our eGovernment solutions:

A MAJOR FEDERAL LAW ENFORCEMENT AGENCY

Challenge:                          Securely collect and provide access to investigative
                                    information for law enforcement agents worldwide.

Solution:                           Design, implement, support and continually enhance an
                                    encrypted, international law enforcement intranet that
                                    stores and protects digital intelligence files for
                                    government agents.

Features and Benefits:              This intranet provides integrated administrative,
                                    intelligence and case management applications for more than
                                    11,000 agents and administrative staff around the world. Law enforcement agents, using intranet services, spend less time on administrative chores and have more time for
                                    investigative and "on-the-street" activities. Preliminary
                                    studies show a 31-day reduction in the time taken to
                                    formally register an investigative report. We have
                                    incorporated technology into this intranet well beyond that employed on the public Internet. For example, by using
                                    advanced enterprise management tools, our engineers in
                                    Virginia install and troubleshoot software on personal
                                    computers as far away as California. Using this technology, we monitor and manage over 230 intranet servers and 7,800
                                    personal computers at over 150 sites with a small team of
                                    engineers in our Virginia offices. In addition, we have
                                    integrated hardware encryption, public key encryption and
                                    digital signature technologies to safeguard critical
                                    investigative information on this intranet.

INTERNAL REVENUE SERVICE ("IRS")

Challenge:                          Enforce complex tax laws and identify tax return fraud.

Solution:                           Design, implement, and support a large-scale electronic
                                    fraud detection system to automatically identify patterns of illegal taxpayer behavior over multiple years.

Features and Benefits:              Manual review can detect only a small percentage of
                                    fraudulent returns. The IRS asked us to build what has
                                    become one of the most successful processing systems of the
                                    Tax System Modernization program. The Electronic Fraud
                                    Detection System (EFDS) uses decision support software that we developed in conjunction with Los Alamos National
                                    Laboratories to process and review every electronic return
                                    (approaching 32 million returns annually) and an increasing number of manually-filed returns each year. EFDS supports
                                    over 700 tax examiners nationwide. With three full years of tax return data, comprising over 3.5 terabytes online, EFDS is among the largest Oracle database systems. The EFDS is an important part of the IRS plan to achieve the
                                    Congressionally-mandated goal of processing 80% of tax
                                    returns electronically by 2007.

IMMIGRATION AND NATURALIZATION SERVICE ("INS")

Challenge:                          Provide INS case examiners with an integrated picture of the refugee, naturalization, criminal and asylum history for
                                    immigrants and aliens, based on information stored in
                                    independent legacy databases.

Solution:                           Design and build a system that connects an integrated web
                                    browser front end to five legacy INS databases and presents a complete immigrant/alien profile.

Features and Benefits:              We designed and implemented a web-based system that queries multiple INS mainframe databases and automatically provides consolidated reports to the INS. INS caseworkers will use
                                    their desktop browsers to connect to a web server that we
                                    developed. Based on requests from the user, the server
                                    automatically queries five different INS databases with
                                    records on over 45 million immigrants and aliens.
                                    Accordingly, INS caseworkers will get a more complete
                                    picture of an immigrant's or alien's history and can gather data and generate reports much more quickly. Our preliminary tests indicate that this new system will reduce the time to respond to a query by over 80%. The INS can realize savings in user training and employee productivity without having to abandon its large investment in legacy databases.

BUREAU OF ALCOHOL, TOBACCO AND FIREARMS ("ATF")

Challenge:                          Provide ATF agents and law enforcement officials across the country with rapid access to a large repository of
                                    information regarding firearms, arson and explosives, and
                                    other valuable criminal investigative case records,
                                    previously contained in paper files.

Solution:                           Design, develop, deploy and continue to enhance an
                                    integrated case information and management system that
                                    enables agents to access ATF data stores within the bureau and enables the ATF to publish crime statistics on the web.

Features and Benefits:              ATF agents access and generate large amounts of valuable
                                    intelligence information on firearms, arson, and explosives in the process of conducting investigations. Prior to our
                                    involvement, many ATF records were paper-based. ATF's
                                    largely manual systems made it difficult and time consuming to collect, record and correlate data while investigating a crime. We designed and implemented an integrated knowledge management system that provides access to seven different
                                    case data repositories under a common framework. By using
                                    our system, ATF agents need to enter case information only once. The system categorizes the investigative information and makes it accessible to 2,000 users in over 193 ATF
                                    offices across the nation. Crime statistics derived from
                                    this data are available to the public and local law
                                    enforcement organizations through the ATF web site.

THE CIRCUIT COURT OF FAIRFAX COUNTY, VIRGINIA

Challenge:                          Preserve and improve public access to over two centuries of land and legal records for one of the largest local
                                    governments (by revenue) in the United States.

Solution:                           Design and implement an e-commerce solution using a
                                    web-enabled repository of county public records and
                                    documents.

Features and Benefits:              Fairfax County needed a way to preserve aging land records dating back to 1742, to manage the rapidly increasing volume of documents and to improve service to the County's
                                    residents and businesses. The web-based land record system that we designed puts the County's archive--over 14 million images including deeds, plats, wills and financial
                                    documents--on the Internet. The system has the capacity to support 20,000 image retrievals per hour. Rather than
                                    waiting in long lines, customers can access these public
                                    documents electronically at a public retrieval station in
                                    the County courthouse. Real estate attorneys and other
                                    businesses that wish to gain access from their offices over the Internet can do so by paying a subscription fee to the
                                    County.

DRUG ENFORCEMENT ADMINISTRATION ("DEA"), OFFICE OF DIVERSION CONTROL

Challenge:                          Ensure that the rapid industry movement toward electronic
                                    prescription processing does not result in an increase in
                                    the amount of drugs diverted from legitimate use to the
                                    black market.

Solution:                           Develop a strategy that employs encryption and digital
                                    signature technology to safeguard prescription fulfillment and develop a regulatory reporting process that integrates with the business-to-business transactions between
                                    pharmacies, distributors and drug manufacturers.

Features and Benefits:              Three business interfaces are involved in the prescription fulfillment process: physician-to-pharmacy,
                                    pharmacy-to-distributor and distributor-to-manufacturer. The pharmacies, distributors and manufacturers already use
                                    electronic data interchange (EDI) technology to process drug orders. The DEA has hired us to design processes that
                                    integrate with the industry's electronic processes and guard against diversion but that do not impede the efficiencies
                                    gained by e-commerce. In contrast, physicians are only
                                    beginning to send electronic prescriptions to pharmacies. In this case, we will design processes using Internet security technologies that increase the efficiency of prescription
                                    fulfillment, prevent diversion and reduce the chance of
                                    medical error. The DEA is using our skills and experience
                                    with security technologies, including public key
                                    infrastructure and digital signature, to help in this
                                    effort. The conceptual design for this program must
                                    accommodate one million physicians, pharmacies, drug
                                    manufacturers and distributors. The Department of Veterans
                                    Affairs (VA), which employs 4,000 pharmacists nationwide who fill 68 million prescriptions a year, will conduct the pilot program. We will work with the VA, our long-time client, to test the automation and digital protection of prescription flow and diversion prevention.

SALES AND MARKETING

    Our marketing efforts are focused on creating awareness of opportunities in eGovernment innovation, establishing PEC Solutions as a leader in this new category and building the PEC brand.

    We market and sell our services through multiple channels by using our business development staff, leveraging existing client relationships, capitalizing on our task order contracts, responding to competitive solicitations, attending marketing events and engaging in other public relations activities. We employ marketing research services to identify and track potential contract opportunities. We also cultivate relationships with leading-edge technology vendors, such as Entrust Technologies and IBM, and prime contractors, such as Unisys, to identify and obtain project leads consistent with our capabilities.

    We employ a team selling approach, whereby our business developers collaborate with our service delivery professionals and management to identify prospects, conduct sales and manage client relationships. Our Vice President of Strategic Programs coordinates the activities of our business development staff. We allocate business developers to each of our business units who pursue new clients and programs across their market segments. Each current client is assigned to a relationship manager who is responsible for ensuring client satisfaction and successful project performance, and identifying new business opportunities with the client.

CULTURE, PEOPLE AND RECRUITING

    We have developed a corporate culture that promotes excellence in job performance, respect for the ideas and judgment of our colleagues and recognition of the value of the unique skills and capabilities of our professional staff. We seek to attract highly qualified and ambitious staff. We strive to establish an environment in which all employees can make their best personal contribution and have the satisfaction of being part of a unique team. We believe that we have successfully attracted and retained highly skilled employees because of the quality of our work environment, the professional challenge of our assignments, and the financial and career advancement opportunities we make available to our staff.

    We occupy state-of-the art facilities that are conducive to highly technical and collaborative work, while providing individual privacy. In our solutions centers, we configure large networks of leading-edge equipment and software, and provide our engineers and developers with advanced tools to evaluate and apply new technologies. We believe that the location, environment and amenities provided by our new Fair Lakes campus facility will contribute to our ability to attract and retain highly skilled employees.

    As of December 31, 1999, we had 429 employees. Of our employees, 382 were consulting and service delivery professionals, and 47 were management and administrative personnel performing corporate marketing, human resources, finance, accounting, legal, internal information systems and administrative functions. None of our employees is represented by a collective bargaining unit.

    In addition to standard company benefits, we provide:

    - tuition reimbursement for employees pursuing advanced academic degrees;

    - professional training programs;

    - financial incentives for employees obtaining product competency certifications;

    - a bonus program;

    - spot cash awards to reward specific employee accomplishments; and

    - stock option grants based on job performance.

    We invest heavily in technical staff recruiting resources and hiring programs. Each of our business units is staffed with a dedicated recruiter, and we aggressively use a variety of recruiting methods, including advertising, job fairs, open houses and Internet-based career placement services. We also offer substantial awards and recognition to our current employees for referrals, which has been particularly effective in identifying and recruiting talented staff.

    We have developed an active and effective college recruiting program that draws on management staff and recent college hires from across the company to attract graduating students with strong academic backgrounds in our core disciplines. We currently target colleges and universities in Washington, D.C., Maryland, and Virginia with this program, and perform on-campus recruiting during the spring and fall recruiting seasons at five universities.

COMPETITION

    Our current competitors include, and may in the future include, the following:

    - information technology services providers and large government contractors such as American Management Systems, Andersen Consulting, Booz, Allen & Hamilton, Computer Sciences Corporation, Electronic Data Systems, KPMG, PricewaterhouseCoopers, Science Applications International Corporation and Unisys; and

    - Internet professional services providers.

    Many of our competitors have long operating histories and strong client relationships, greater financial, technical, marketing and public relations resources, larger client bases and greater brand or name recognition than we have.

    We believe that the major competitive factors in our market relate to a company's distinctive technical capabilities, successful past contract performance, reputation for quality and key management and marketing staff. Under best-value procurement methods, price is an important, but secondary, factor in the selection of a technology service provider.

INTELLECTUAL PROPERTY RIGHTS

    Our success is dependent, in part, upon our proprietary processes, components and other intellectual property rights. We do not have any patents or patent applications pending. We rely on a combination of trade secret, nondisclosure and other contractual agreements, and copyright and trademark laws, to protect our proprietary rights. Existing trade secret and copyright laws afford us only limited protection. We enter into confidentiality agreements with our employees and our contractors and limit access to and distribution of our proprietary information. There can be no assurance that the steps we have taken in this regard will be adequate to deter misappropriation of our proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

    A portion of our business involves the development of software applications for specific client engagements. Although ownership of client-specific software is generally retained by the client, we retain some rights to the applications, processes and intellectual property developed in connection with client engagements.

FACILITIES

    In January 2000, we moved our headquarters to a new 96,000 square foot building in Fairfax, Virginia. We have a 14-year lease on this new facility with two five-year options to extend. This building will be part of a corporate campus facility being constructed on our behalf.

    We have additional operating facilities throughout the metropolitan Washington, D.C. area and the nation. In addition to our facilities in Fairfax County, Virginia, we lease operating facilities in Baltimore, Maryland and Denver, Colorado. We also have employees working at client sites throughout the United States.

LEGAL PROCEEDINGS

    Although we are not involved in any material legal proceedings, from time to time we become a party to legal proceedings arising in the ordinary course of business. Any such proceeding, even if the claims are without merit, could result in us spending significant financial and managerial resources.

                                   MANAGEMENT

OUR DIRECTORS AND EXECUTIVE OFFICERS

    The following table shows information about our directors, executive officers and certain key employees:

NAME                                            AGE                         POSITION
David C. Karlgaard, Ph.D....................     53      Chief Executive Officer, President and
                                                         Chairman of the Board of Directors
Paul G. Rice................................     46      Chief Operating Officer and Director
Alan H. Harbitter...........................     42      Chief Technology Officer and Director
Stuart R. Lloyd.............................     56      Chief Financial Officer, Senior Vice President
                                                         and Director
Christos Bratiotis..........................     56      Senior Vice President
Charles E. Owlett...........................     46      Senior Vice President
William J. Scharf...........................     53      Senior Vice President
Sharon M. Owlett............................     49      Director
Jesse Brown (a)(b)..........................     56      Director
Denis M. Crane (a)(b).......................     66      Director
Alvin E. Nashman, Ph.D. (a)(b)..............     73      Director

------------------------

(a) Member of the Compensation Committee.

(b) Member of the Audit Committee.

    DAVID C. KARLGAARD, PH.D. has been our Chief Executive Officer, President and Chairman of the Board of Directors since October 1985 when he and Messrs. Rice and Harbitter founded the company. From 1975 to 1984, he held various management positions with Computer Sciences Corporation, where he worked with Messrs. Rice and Harbitter. Dr. Karlgaard received his doctorate degree in electrical engineering and computer science from The George Washington University and an M.B.A. from the Wharton Business School. Dr. Karlgaard has also lectured as a professor at The George Washington University School of Business and Public Management since 1994.

    PAUL G. RICE has been our Chief Operating Officer since January 1996 and a Director since October 1985. From October 1985 until December 1995, he was our Vice President and then Senior Vice President, Operations. Prior to the founding of the company, Mr. Rice served in various technical management positions at Computer Sciences Corporation from June 1975 to September 1985. Mr. Rice received his B.S. in electrical engineering from the University of Virginia.

    ALAN H. HARBITTER has been our Chief Technology Officer since May 1996 and a Director since October 1985. He was our Senior Vice President, Engineering from January 1991 until April 1996 and the Vice President, Engineering from
October 1985 to January 1991. From July 1978 to September 1985, Mr. Harbitter served in various technical management positions at Computer Sciences Corporation. Mr. Harbitter received his B.S. in electrical engineering from Cornell University, an M.S. in computer science from the University of Maryland and is currently pursuing a doctorate in information technology at George Mason University.

    STUART R. LLOYD has been our Senior Vice President and Chief Financial Officer since December 1998 and a Director since May 1999. Mr. Lloyd was a partner at Gelman, Rosenberg & Freedman, a certified public accounting firm, from February 1993 until December 1998. From September 1981 until
February 1993, he was the principal at his own certified public accounting firm. Mr. Lloyd is a certified public accountant and received his B.S. in business administration from The American University.

    CHRISTOS BRATIOTIS has been our Senior Vice President, Engineering Operations since April 1999. Mr. Bratiotis was our Vice President, Engineering Division from April 1996 to April 1999. Prior to that, he served as Vice President, Information Systems for Synetics, a federal information technology company, from January 1992 until April 1996. Mr. Bratiotis received a B.A. in mathematics from Clark University and an M.B.A. from the University of Utah.

    CHARLES E. OWLETT has served as our Senior Vice President, Development Operations since April 1999. Mr. Owlett was our Vice President, Systems Integration Division from January 1996 until March 1999 and our Vice President, Systems Development Division from January 1990 until December 1995. Prior to joining us, he served in various technical and management positions with Computer Sciences Corporation from 1975 to 1988. He received his B.S. in electrical engineering from the Florida Institute of Technology. Mr. Owlett is the husband of Sharon Owlett.

    WILLIAM J. SCHARF has been our Senior Vice President, Enterprise Resource Operations since April 1999. Mr. Scharf was our Vice President, Information Technology Management Division from January 1996 until March 1999 and our Vice President, Applied Systems Division from January 1990 until December 1995. Prior to joining us, he served as a program director with CACI International, a technology consulting services company, from 1985 to 1987. Mr. Scharf received his B.A. in mathematics from the University of Dayton and his M.S. in applied statistics from Villanova University.

    SHARON M. OWLETT has been a Director since January 1990. Since
December 1998, Ms. Owlett has served as a senior consultant. Prior to this position, she was our Vice President, Corporate Affairs and General Counsel from January 1994 until November 1998. Between 1988 and 1994, Ms. Owlett served as our director of business and legal affairs and as our director of finance and administration. She has a B.A. in political science from The American University and a J.D. from the University of Virginia. Ms. Owlett is the wife of Charles Owlett.

    JESSE BROWN has been a Director since July 1998. Mr. Brown was Secretary of the Department of Veterans Affairs from January 1993 until July 1997, and since July 1997, has been Chief Executive Officer of Brown & Associates, a consulting firm. Mr. Brown presently serves on the board of directors of Roy F.
Weston, Inc., a company providing infrastructure redevelopment services, and MAXIMUS, Inc., a company providing program management and consulting services to government agencies.

    DENIS M. CRANE has been a Director since February 2000. Mr. Crane was Vice President and Corporate Controller of Computer Sciences Corporation from January 1981 until he retired in December 1997. Mr. Crane is a certified public accountant and received his B.S. in commerce from Santa Clara University.

    ALVIN E. NASHMAN, PH.D. has been a Director since July 1998. Dr. Nashman retired from Computer Sciences Corporation as President of the Systems Group in 1991 and served as member of Computer Science Corporation's board of directors until 1996. He currently serves as a consultant for Trawick Associates and Unitech Inc., both of which are technology consulting services companies.
Dr. Nashman also is a member of the board of directors of Halifax Corporation, a technology services and facilities management company, and Micros to Mainframes, Inc., a company that installs, sells, designs, and services microcomputers and software.

CLASSIFIED BOARD OF DIRECTORS

    Our certificate of incorporation and bylaws provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified structure, prior to consummation of the offering, two members of the board will be elected to one-year terms, two will be elected to two-year terms and three will be elected to three-year terms. Thereafter, directors will be elected for three-year terms. Messrs. Karlgaard and Nashman will be Class I directors with terms expiring at the

2000 annual meeting of stockholders, Messrs. Rice, Brown and Crane will be Class II directors, with terms expiring at the 2001 annual meeting of stockholders, and Messrs. Harbitter and Lloyd and Ms. Owlett will be Class III directors, with terms expiring at the 2002 annual meeting of stockholders.

BOARD COMMITTEES

    Our by-laws provide that our board of directors may designate one or more board committees. We currently have an audit committee and a compensation committee.

    Our audit committee, currently comprised of Messrs. Brown and Crane and Dr. Nashman, recommends to our board of directors the independent auditors to conduct the annual audit of our books and records; reviews the proposed scope and results of the audit; approves the audit fees to be paid; reviews accounting and financial controls with the independent public accountants and our financial and accounting staff; and reviews and approves transactions between us and our directors, officers and affiliates.

    Our compensation committee, currently comprised of Messrs. Brown and Crane and Dr. Nashman, reviews and recommends the compensation arrangements for management, including the compensation for our President and Chief Executive Officer; establishes and reviews general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals; and administers our stock option plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During 1999, members of our compensation committee were Dr. Karlgaard and Messrs. Rice and Harbitter. None of our executive officers served as a member of the board of directors or compensation committee of any other entity that had one or more executive officers serving as a member of our board of directors or compensation committee. Dr. Karlgaard is our President and Chief Executive Officer, Mr. Rice is our Chief Operating Officer and Mr. Harbitter is our Chief Technology Officer.

COMPENSATION OF DIRECTORS

    Our non-employee directors receive $1,000 for each board or committee meeting attended. We also reimburse them for reasonable expenses they incur to attend board and committee meetings. Our non-employee directors are eligible to receive grants of options to acquire our common stock pursuant to our nonqualified stock option plan. In addition, Ms. Owlett receives wages on an hourly basis for part-time services she provides to us.

EXECUTIVE COMPENSATION

    The following table summarizes the compensation paid to our Chief Executive Officer and the other four most highly paid executive officers for the year ended December 31, 1999, whom we refer to as our named executive officers:

                                                                    LONG-TERM
                                                                   COMPENSATION
                                                                   ------------
                                             ANNUAL COMPENSATION    SECURITIES
                                             -------------------    UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION                   SALARY     BONUS       OPTIONS      COMPENSATION (A)
David C. Karlgaard.........................  $261,019   $77,217       360,000          $36,799
    Chief Executive Officer, President and
    Chairman of the Board of Directors
Paul G. Rice...............................   191,610    77,217       360,000           36,820
    Chief Operating Officer and Director
Alan H. Harbitter..........................   167,378    77,217       180,000           36,166
    Chief Technology Officer and Director
William J. Scharf..........................   143,021    42,000        48,000           23,176
    Senior Vice President
Stuart R. Lloyd............................   140,005    40,051        30,000           18,357
    Chief Financial Officer, Senior Vice
    President and Director

--------------------------

(a) Represents (i) dollar value of life and health insurance premiums we paid of $1,626 for Dr. Karlgaard, $1,647 for Mr. Rice, $993 for Mr. Harbitter, $1,152 for Mr. Scharf and $1,800 for Mr. Lloyd; (ii) contributions we made to the executive supplemental retirement plan in the amount of $23,723 for each of Dr. Karlgaard and Messrs. Rice and Harbitter, $10,574 for
    Mr. Scharf and $5,107 for Mr. Lloyd; and (iii) contributions we made under our 401(k) plan for each named executive officer in the amount of $11,450.

OPTIONS GRANTS IN 1999

    The following table sets forth information regarding options granted to the named executive officers.

    We recommend caution in interpreting the financial significance of the figures representing the potential realizable value of the stock options. They are calculated by multiplying the number of shares underlying the options granted by the difference between a future hypothetical stock price and the option exercise price and are shown pursuant to rules of the SEC. They assume the market price of common stock appreciates 5% or 10% each year, compounded annually, for the applicable term of the option. They are not intended to forecast possible future appreciation, if any, of our stock price or to establish a present value of options. Also, if appreciation does occur at the 5% or 10% per year rate, the amounts shown would not be realized by the recipients until the year 2003 or 2008. Depending on inflation rates, these amounts may be worth significantly less in those years, in real terms, than their value today.

                                                                                 POTENTIAL REALIZABLE VALUE AT
                                                                                 ASSUMED ANNUAL RATES OF STOCK
                                         INDIVIDUAL GRANTS                     PRICE APPRECIATION FOR OPTION TERM
                       -----------------------------------------------------   ----------------------------------
                                       PERCENT OF
                        NUMBER OF        TOTAL                                                           BASED
                        SECURITIES      OPTIONS                                                            ON
                        UNDERLYING     GRANTED TO                                                       INITIAL
                         OPTIONS       EMPLOYEES      EXERCISE    EXPIRATION                            OFFERING
NAME                   GRANTED (A)    IN 1999 (B)    PRICE (C)       DATE         5%         10%         PRICE
David C. Karlgaard...    360,000          23.8%        $3.12         (d)       $669,948   $1,687,989   $2,836,800
Paul G. Rice.........    360,000          23.8          3.12         (d)        669,948    1,687,989    2,836,800
Alan H. Harbitter....    180,000          11.9          3.12         (d)        317,935      796,371    1,418,400
William J. Scharf....     18,000           1.2          2.84       12/31/03      14,099       31,154      146,880
William J. Scharf....     30,000           2.0          3.05         (e)         40,205       97,496      238,500
Stuart R. Lloyd......     30,000           2.0          3.05        4/20/04      25,240       55,769      238,500


------------------------

(a) All options were granted under our stock option agreement and nonqualified stock option plan. Options granted under the stock option agreement vest two years from the date of grant. Options granted under the nonqualified stock option plan vest on the date of grant.

(b) Based on options to purchase 1,511,550 shares of our common stock granted to employees in 1999.

(c) The options were granted at an exercise price equal to the fair market value of the underlying common stock on the respective dates of grant.

(d) Options to purchase 32,046 shares expire on December 31, 2003. Options to purchase the remaining shares expire on December 31, 2008.

(e) Options to purchase 16,062 shares expire on April 20, 2004. Options to purchase 13,938 shares expire on April 20, 2009.

OPTION EXERCISES AND YEAR-END OPTION VALUES

    The value of unexercised options at December 31, 1999, is calculated on the basis of the initial public offering price of our common stock, less the exercise price payable for those shares, multiplied by the number of shares underlying the option.


                                                        NUMBER OF SECURITIES
                                                             UNDERLYING             VALUE OF UNEXERCISED IN-
                                                       UNEXERCISED OPTIONS AT         THE-MONEY OPTIONS AT
                         SHARES                           DECEMBER 31, 1999             DECEMBER 31, 1999
                       ACQUIRED ON       VALUE       ---------------------------   ---------------------------
NAME                    EXERCISE     REALIZED (A)    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
David C. Karlgaard...    159,150      $1,650,386      1,551,204       86,046       $14,566,519     $785,683
Paul G. Rice.........    159,150       1,650,386      1,551,204       86,046        14,566,519      785,683
Alan H. Harbitter....    106,200       1,101,294        705,954       86,046         6,633,848      746,532
William J. Scharf....     43,200         438,912         69,804       86,196           611,320      748,170
Stuart R. Lloyd......     11,022          98,757             --       78,978                --      677,361


------------------------

(a) Calculated on the basis of the initial public offering price of our common stock, less the following exercise prices: $0.63 per share for Dr. Karlgaard and Messrs. Rice and Harbitter; $0.57 per share with respect to 12,000 shares, $0.78 per share with respect to 15,600 shares and $1.10 per share with respect to 15,600 shares for Mr. Scharf; and $2.04 per share for Mr. Lloyd; multiplied by the number of shares acquired.

NONQUALIFIED EXECUTIVE SUPPLEMENTAL RETIREMENT PLAN

    In December 1998, we entered into a nonqualified executive supplemental retirement program agreement with each of the named executive officers. Under this plan, each named executive officer may defer a percentage of his salary each year, which, with the amount he defers under our 401(k) plan, may not exceed 15%. In addition, each executive officer may elect to defer any bonuses awarded to him. Any deferred salary and bonus amounts vest immediately. We also may make voluntary contributions to each executive officer's account, which will vest five years from the date we make the contribution. We will invest or use deferred amounts as we deem appropriate.

    Upon reaching the age of 65, the executive officer may elect to receive the deferred amount as adjusted for investment gains and losses. Each executive officer also may elect to begin receiving payment from his deferred account upon reaching the age of 55, if he retires from our company and agrees not to compete against us for a period of five years. Deferred amounts will be paid in three equal annual payments.

EMPLOYMENT ARRANGEMENTS

    We have entered into employment agreements with Dr. Karlgaard and Messrs. Rice and Harbitter. The agreements have initial terms of two years and are automatically extended for additional one year terms. If Dr. Karlgaard, Mr. Rice or Mr. Harbitter is terminated for any reason other than for cause or terminates his agreement for good reason, the employment agreements provide that he is entitled to receive severance payments over a period equal to the greater of the remaining term of his agreement or one year. The employment agreements restrict Dr. Karlgaard and Messrs. Rice and Harbitter from competing with us for a period of two years following termination of employment.

    On December 31, 1998, we entered into an employment agreement with Stuart Lloyd. The agreement has an initial term of five years and is automatically extended for additional one year terms unless we, by providing one year's notice, elect not to renew the agreement. Mr. Lloyd, by providing 90 days notice, can terminate the agreement before the end of the current term. Under this agreement, Mr. Lloyd receives an initial annual base salary that will be increased at specified rates through 2001 and will be subject to adjustment by our board of directors and our compensation committee thereafter. He also may receive an annual cash bonus of up to 20% of his then current salary under our fall bonus plan, based upon performance objectives set by our senior management, and another cash bonus under our spring bonus plan not to exceed our net income margin as a percentage of his base salary. Mr. Lloyd, along with the other named executive officers, also receives beneficial use of an automobile.

    Upon signing his employment agreement, Mr. Lloyd was granted options to purchase 60,000 shares of common stock at $2.04 per share. In the event that Mr. Lloyd determines to exercise any of these options through the use of proceeds borrowed from a third party lender, we have agreed that we will guarantee the loan on the condition that we receive a collateral security interest in the common stock acquired upon exercise. If, during the term of his employment agreement, we terminate Mr. Lloyd's employment without cause, he will be entitled to, in one lump sum, the base salary, bonus, all employee benefits and stock options he would have received over the remainder of the term of the agreement. In addition, if we terminate Mr. Lloyd's employment without good reason following a change of control, he will be entitled to the compensation he would have received had the agreement been fully performed. Mr. Lloyd has agreed to a non-competition provision that will be in effect during the term of his agreement and for two years after the agreement is terminated unless terminated as a result of a breach by us of one of the agreement's provisions.

    Each named executive officer has agreed to preserve the confidentiality and the proprietary nature of all information relating to our business during and after the term of his employment.

STOCK OPTION AGREEMENT AND NONQUALIFIED STOCK OPTION PLAN

    We adopted our stock option agreement in February 1987 and our nonqualified stock option plan in January 1995. The 1987 stock option agreement provides for the grant of stock options to our employees, including executive officers, that are intended to qualify as incentive stock options within the meaning of
Section 422 of the Internal Revenue Code. The 1995 nonqualified stock option plan provides for the grant of stock options to employees and directors that are not intended to qualify as incentive stock options. The exercisability of options granted under the 1987 stock option agreement may in certain circumstances be accelerated in connection with an acquisition event, as defined in the agreement.

    As of December 31, 1999, we had outstanding options to purchase an aggregate of 5,668,890 shares of common stock under the 1987 stock option agreement and the 1995 nonqualified stock option plan. Options granted under the 1987 stock option agreement generally vest two years from the date of grant. Options granted under the 1995 nonqualified stock option plan vest immediately. No further options will be granted under the 1987 stock option agreement or the 1995 nonqualified stock option plan. Options granted under the 1987 stock option agreement or the 1995 nonqualified stock option plan will remain outstanding according to their terms.

2000 STOCK INCENTIVE PLAN

    We adopted our 2000 stock incentive plan in January 2000. This plan authorizes the grant of:

    - stock options;

    - stock appreciation rights;

    - stock awards;

    - phantom stock;

    - performance awards; and

    - other stock-based awards.

    The compensation committee of our board of directors administers our 2000 stock incentive plan. The committee has sole power and authority, consistent with the provisions of this plan, to determine which eligible participants will receive awards, the form of the awards and the number of shares of our common stock covered by each award. The committee may impose terms, limits, restrictions and conditions upon awards, and may modify, amend, extend or renew awards, to accelerate or change the exercise timing of awards or to waive any restrictions or conditions to an award.

    The number of shares of common stock available for issuance under our 2000 stock incentive plan during 2000 is 1,500,000. Beginning in 2001, the number of shares eligible for grant in each year will be equal to the sum of (i) 6.25% of the number of outstanding shares on January 1 of that year plus (ii) the number of shares eligible for grant in the prior year that were not granted. No more than 15,000,000 shares may be issued pursuant to incentive stock options during the 10-year term of the plan. At March 1, 2000, we granted options to purchase 212,193 shares of common stock at an exercise price of $12.00 per share under this plan.

    STOCK OPTIONS. Our 2000 stock incentive plan permits the granting of options to purchase shares of our common stock intended to qualify as incentive stock options under the Internal Revenue Code and stock options that do not qualify as incentive options. The option exercise price of each option will be determined by the committee. The term of each option will be fixed by the committee. The committee will determine at what time or times each option may be exercised and, the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised.

    STOCK APPRECIATION RIGHTS. The committee may grant a right to receive a number of shares or, in the discretion of the committee, an amount in cash or a combination of shares and cash, based on the increase in the fair market value of the shares underlying the right during a stated period specified by the committee.

    STOCK AWARDS. The committee may award shares of our common stock, cash, or a combination of shares of common stock and cash, to participants at no cost or for a purchase price. These stock awards may be subject to restrictions or may be free from any restrictions under our 2000 stock incentive plan. The committee shall determine the applicable restrictions. The purchase price of the shares of our common stock will be determined by the committee.

    PHANTOM STOCK. The committee may grant stock equivalent rights, or phantom stock, which entitle the recipient to receive credits which are ultimately payable in the form of cash, shares of our common stock or a combination of both. Phantom stock does not entitle the holder to any rights as a stockholder.

    PERFORMANCE AWARDS. The committee may grant performance awards to participants entitling the participants to receive cash, shares of our common stock, or a combination of both, upon the achievement of performance goals and other conditions determined by the committee. The performance goals may be based on our operating income, or on one or more other business criteria selected by the committee.

    OTHER STOCK-BASED AWARDS. The committee may grant other stock-based awards. These stock-based awards may be denominated in cash, in common stock, or other securities, in stock-equivalent units, in stock appreciation units, in securities or debentures convertible into common stock, or in any combination of the foregoing and may be paid in common stock or other securities, in cash, or in a combination of common stock or other securities and cash, all as determined in the sole discretion of the committee.

2000 EMPLOYEE STOCK PURCHASE PLAN

    Our employee stock purchase plan, which we adopted in January 2000, provides for the issuance of up to 2,000,000 shares of common stock. This plan, which is intended to qualify under Section 423 of the Internal Revenue Code, provides our employees with an opportunity to purchase shares of our common stock through payroll deductions.

    All of our employees, including directors who are employees, are eligible to participate in the purchase plan. Options to purchase our common stock will initially be granted to each eligible employee on the first trading day on or after the date of this offering. Thereafter, options will be granted on the first trading day after January 1 of each year, or such other date as determined by the administrator. Each option will terminate on the last trading day of a period specified by the administrator and no option period will be longer than 27 months in duration. Subsequent option periods of equal duration will consecutively follow, unless the administrator determines otherwise.

    Each option represents a right to purchase shares of our common stock. The administrator determines the purchase price of each share of common stock, provided that the purchase price will never be less than the lesser of 85% of the fair market value of the common stock on the first trading day of the option period or the date the shares of common stock are purchased.

    Any employee who immediately after a grant owns 5% or more of the total combined voting power or value of our capital stock may not be granted an option to purchase common stock under the purchase plan. Participation may also be limited where rights to purchase stock under all other purchase plans accrue at a rate which exceeds $25,000 of the fair market value of our common stock for each calendar year.

401(K) PLAN

    We maintain a retirement savings and investment plan, or 401(k) plan, covering all employees. The 401(k) plan is intended to qualify under
Section 401(k) of the Internal Revenue Code of 1986, as amended, so that contributions to the 401(k) plan by employees, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) plan. Under the 401(k) plan, employees may elect to reduce their current compensation by up to the lesser of 15% of their annual compensation or the statutorily prescribed annual limit ($10,500 in 2000) and to have the amount of the reduction contributed to the 401(k) plan. We may make additional matching or discretionary contributions, or both, to the 401(k) plan for the benefit of participants in the plan. The participant's contribution is 100% vested immediately upon contribution. Contributions made by us into the participant's account vest 20% every year over a five year period beginning two years from the initial date of employment with us.

                           RELATED PARTY TRANSACTIONS

SALE OF STOCK

    In September 1999, we issued 30,000 shares of common stock at a price of $2.06 per share to Dr. Nashman upon the exercise of options held by him. See also "Management--Option Exercises and Year-End Option Values" for option exercises made by the named executive officers in 1999.

    The following table sets forth the options exercised by our executive officers and directors in 2000.

                                                     RANGE OF         AGGREGATE
NAME                                              EXERCISE PRICE   NUMBER OF SHARES
----                                              --------------   ----------------
                                                   (PER SHARE)
David C. Karlgaard..............................    $0.86-1.85         610,062
Paul G. Rice....................................     0.86-1.85         253,314
Alan H. Harbitter...............................     0.86-1.85         253,314
William J. Scharf...............................     1.68-3.05          87,804
Charles E. Owlett...............................          1.68          18,000

REPURCHASES OF STOCK

    In 1997, we repurchased from Mr. Rice 138,240 shares of common stock at prices ranging from $0.92 to $1.67 per share. In 1998, we repurchased from Dr. Karlgaard and Messrs. Harbitter and Rice 373,128, 373,128 and 186,564 shares of common stock, respectively, at prices ranging from $1.67 to $2.72 per share. We repurchased from Ms. Owlett 81,588 shares of common stock at a price of $2.84 per share in March 1999. In each case, the share repurchase price was the fair market value of the shares of common stock as determined on a quarterly basis by the board of directors.

GUARANTY OF LOANS

    Under the terms of Mr. Lloyd's employment agreement, we may be required to guarantee loans made to Mr. Lloyd by third party lenders, the proceeds of which are used by Mr. Lloyd to exercise certain of his options. As of the date of this prospectus, no such loans have been made. See "Management--Employment Arrangements."

STOCK OPTION GRANTS

    In 1997, we granted options to purchase 12,000, 15,600, and 18,000 shares of common stock to Messrs. Bratiotis and Owlett and Ms. Owlett, respectively, at an exercise price of $1.10 per share. In 1998, we granted options to purchase 18,000, 18,000 and 14,400 shares to Messrs. Bratiotis and Owlett and
Ms. Owlett, respectively, at an exercise price of $1.69 per share. We also granted options to purchase 90,000 shares to each of these individuals at an exercise price of $2.04 per share and options to purchase 30,000 shares to each of Mr. Brown and Dr. Nashman at an exercise price of $2.06 per share. In 1999, we granted options to purchase 18,000, 18,000 and 12,000 shares to Messrs. Bratiotis and Owlett and Ms. Owlett, respectively, at an exercise price of $2.84 per share. We also granted options to purchase 30,000 shares to each of Messrs. Bratiotis and Owlett at an exercise price of $3.05 per share. See also "Management--Option Grants in 1999" for option grants we made to the named executive officers in 1999. In February 2000, we granted options to purchase 10,000 shares of common stock to Mr. Crane at an exercise price of $12.00 per share. In March 2000, we granted options to purchase 7,692 shares of common stock to Messrs. Bratiotis and Lloyd, options to purchase 7,693 shares of common stock to Messrs. Owlett and Scharf, and options to purchase 11,539 shares of common stock to Messrs. Karlgaard, Rice and Harbitter, all at an exercise price of $12.00 per share.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets certain information regarding beneficial ownership of our common stock as of March 1, 2000 and as adjusted to reflect the sale of the shares offered hereby, by:

    - each person who we know beneficially owns more that 5% of our common stock;

    - each member of our board of directors;

    - each of our named executive officers; and

    - all directors and executive officers as a group.


    The term "beneficial ownership" includes shares over which the indicated beneficial owner exercises voting and/or investment power. The rules also deem common stock subject to options currently exercisable, or exercisable within 60 days, to be outstanding for purposes of computing the percentage ownership of the person holding the options, but they do not deem such stock to be outstanding for purposes of computing the percentage ownership of any other person. The applicable percentage ownership before the offering for each stockholder is based on 18,959,046 shares of common stock outstanding as of March 1, 2000, together with options for that stockholder exercisable within 60 days of March 1, 2000. For purposes of calculating the percentage beneficially owned after the offering, the number of shares deemed outstanding includes: (a) all shares deemed to be outstanding before the offering and
(b) 5,000,000 additional shares being sold in this offering.


    The address for each stockholder listed is c/o PEC Solutions, Inc. 12750 Fair Lakes Circle, Fairfax, Virginia 22033. Each of the persons named in this table has sole voting and investment power with respect to all the shares indicated. An asterisk indicates ownership of less than 1%.


                                                                              PERCENTAGE
                                                          SHARES OF            OWNERSHIP
                                                            COMMON        -------------------
                                                            STOCK          PRIOR      AFTER
                                                         BENEFICIALLY      TO THE      THE
NAME OF BENEFICIAL OWNER                                    OWNED         OFFERING   OFFERING

David C. Karlgaard (a)...............................      7,818,313        39.2%      31.3%
Paul G. Rice (b).....................................      7,960,105        39.2       31.4%
Alan H. Harbitter (c)................................      4,042,429        20.8       16.5%
William J. Scharf....................................        350,448         1.8        1.5%
Stuart R. Lloyd......................................         11,022           *          *
Sharon M. Owlett (d).................................        350,640         1.8        1.5%
Jesse Brown (e)......................................         30,000           *          *
Denis M. Crane (f)...................................         10,000           *          *
Alvin E. Nashman.....................................         30,000           *          *
All executive officers and directors as a group (11
  persons) (g).......................................     20,941,297        93.9       77.2


------------------------

(a) Includes 1,006,681 shares underlying exercisable options and 1,296,000 shares held in a trust for the benefit of Dr. Karlgaard. Does not include 335,040 shares held in an irrevocable trust for the benefit of Dr. Karlgaard over which Dr. Karlgaard does not hold voting or investment power. See note (5).

(b) Includes 1,363,429 shares underlying exercisable options and 864,000 shares held in a trust for the benefit of Mr. Rice.

(c) Includes 518,179 shares underlying exercisable options and 554,000 shares held in a trust for the benefit of Mr. Harbitter.

(d) Includes 335,040 shares held in an irrevocable trust for the benefit of Dr. Karlgaard for which Ms. Owlett is trustee. Ms. Owlett disclaims all beneficial ownership of the shares held in the trust.

(e) Represents shares underlying exercisable options.

(f) Represents shares underlying exercisable options.

(g) Includes 3,150,145 shares underlying exercisable options.

    If the underwriters exercise their overallotment option in full, the stock ownership of Messrs. Karlgaard, Rice and Harbitter will be as follows:


                                                                   AFTER OFFERING
                                                               -----------------------
                                                  ADDITIONAL      SHARES
                                                  SHARES TO    BENEFICIALLY
                                                   BE SOLD        OWNED       PERCENT
                                                  ----------   ------------   --------
David C. Karlgaard..............................    300,000     7,518,313       30.0%
Paul G. Rice....................................    300,000     7,660,105       30.2
Alan H. Harbitter...............................    150,000     3,892,429       15.9

                        DESCRIPTION OF OUR CAPITAL STOCK


    Our authorized capital stock consists of 75,000,000 shares of common stock, with a par value of $0.01 per share, and 10,000,000 shares of undesignated capital stock, with a par value of $0.01 per share. As of March 1, 2000, there were 18,959,046 shares of our common stock outstanding, held of record by 78 stockholders. After this offering, we will have outstanding 23,959,046 shares of common stock. No other classes of stock have been designated or issued.


    The following is a description of our capital stock.

COMMON STOCK

    Holders of common stock are entitled to one vote per share of record on all matters to be voted upon by the stockholders. Subject to preferences of any preferred stock that may be issued in the future, the holders of common stock are entitled to receive any dividends that may be declared by the board of directors. In the event of a liquidation, dissolution, or winding up of the affairs of our company, the holders of common stock will be entitled to receive pro rata all of our remaining assets available for distribution to stockholders. Any pro rata distribution would be subject to the rights of the holders of any outstanding shares of preferred stock. Our common stock has no preemptive, redemption, conversion or subscription rights. Piper Marbury Rudnick & Wolfe LLP, our counsel, will opine that the shares of common stock to be issued by us in this offering, when issued and sold in the manner described in the prospectus and in accordance with the resolutions adopted by the board of directors, will be fully paid and non-assessable.

UNDESIGNATED CAPITAL STOCK

    Our board has authority to designate and issue up to 10,000,000 shares of capital stock, in one or more series. Our board can establish the preferences, rights and privileges of each series, which may be superior to the rights of the common stock.

ANTI-TAKEOVER EFFECTS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND
  DELAWARE GENERAL CORPORATION LAW

    OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE GENERAL CORPORATION LAW. Certain provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

    - the acquisition of us by means of a tender offer;

    - the acquisition of us by means of a proxy contest or otherwise; or

    - the removal of our incumbent officers and directors.

    These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board. We believe that the benefits of increased protection of the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

    ELECTION AND REMOVAL OF DIRECTORS. Our board of directors is classified into three classes. The directors in each class serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors. In addition, our by-laws provide that, except as otherwise provided by law or our certificate of incorporation, newly created directorships resulting from an increase in the authorized number of directors or vacancies on the board may be filled only by

    - a majority of the directors then in office, though less than a quorum is then in office; or

    - by the sole remaining director.

    STOCKHOLDER MEETINGS. Under our certificate of incorporation and bylaws, only the chairman of the board, the president or a majority of the board of directors may call special meetings of stockholders.

    REQUIREMENTS FOR ADVANCE NOTIFICATION OF STOCKHOLDER NOMINATIONS AND PROPOSALS. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

    DELAWARE ANTI-TAKEOVER LAW. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

    ELIMINATION OF STOCKHOLDER ACTION BY WRITTEN CONSENT. Our certificate of incorporation and bylaws eliminate the right of stockholders to act by written consent without a meeting, unless the consent is unanimous.

    NO CUMULATIVE VOTING. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. As a result, the holders of a majority of the shares of common stock can elect all of the members of the board of directors.

    UNDESIGNATED CAPITAL STOCK. The authorization of undesignated capital stock will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of PEC Solutions.

LIMITATION OF LIABILITY AND INDEMNIFICATION PROVISIONS

    As permitted by the Delaware General Corporation Law, our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

    - for any breach of the director's duty of loyalty to us or our stockholders;

    - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

    - under Section 174 of the Delaware General Corporation Law, relating to unlawful payment of dividends or unlawful stock purchase or redemption of stock; or

    - for any transaction from which the director derives an improper personal benefit.

As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

    Our certificate of incorporation and bylaws provide for the indemnification of our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. The indemnification provided under our certificate of incorporation and bylaws includes the right to be paid expenses in advance of any proceeding for which indemnification may be had, provided that the payment of these expenses incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to us of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified. If we do not pay a claim for indemnification within 60 days after we have received a written claim, the claimant may at any time thereafter bring an action to recover the unpaid amount of the claim and, if successful, the director or officer will be entitled to be paid the expense of prosecuting the action to recover these unpaid amounts.

    Under our bylaws, we have the power to purchase and maintain insurance on behalf of any person who is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against the person or incurred by the person in any of these capacities, or arising out of the person's fulfilling one of these capacities, and related expenses, whether or not we would have the power to indemnify the person against the claim under the provisions of the Delaware General Corporation Law. We intend to purchase director and officer liability insurance on behalf of our directors and officers.

STOCK TRANSFER AGENT

    The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE


    After this offering, we will have 23,959,046 shares of common stock outstanding. All of the shares we sell in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144, may generally only be sold in compliance with the limitations of Rule 144, which is summarized below.



    The remaining 18,959,046 shares, representing 79.1% of the common stock to be outstanding after this offering, will be restricted shares under the terms of the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 or other applicable exemption promulgated under the Securities Act, which rules are summarized below. Giving effect to the lock-up agreements described below, these restricted shares will be available for resale in the public market as follows:



      NUMBER OF
       SHARES                                   DATE OF FIRST AVAILABILITY FOR RESALE
        181,428                      Immediately after the date of this prospectus

        266,742                      90 days after the date of this prospectus

     18,510,876                      After 180 days from the date of the prospectus subject, in some cases, to volume limitations


    Before this offering, there has been no public market for our common stock, and we cannot predict what effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices and could impair our future ability to raise capital through the sale of our equity securities.

RULE 144

    In general, under Rule 144, beginning 90 days after the effective date of the offering, a stockholder who has owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of these restricted shares that does not exceed the greater of:


    - one percent of the then outstanding shares of our common stock, or approximately 239,590 shares immediately after this offering; or


    - the average weekly trading volume in our common stock on the Nasdaq National Market during the four calendar weeks preceding the sale.

In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, to sell shares of common stock that are not restricted securities.

    Under Rule 144(k), a stockholder who is not currently, and who has not been for at least three months before the sale, an affiliate of ours who owns restricted shares that have been outstanding for at least two years may resell these restricted shares without compliance with the above requirements. The one- and two-year holding periods described above do not begin to run until the full purchase price is paid by the person acquiring the restricted shares from us or an affiliate of ours.

RULE 701

    In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a written compensatory stock or option plan is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144 but without compliance with some restrictions, including the holding period, contained in Rule 144.

STOCK OPTIONS


    We intend to file one or more registration statements under the Securities Act 180 days after this offering to register an aggregate of approximately
7.9 million shares of our common stock underlying outstanding stock options or reserved for issuance under our 2000 stock incentive plan, 2000 employee stock purchase plan, 1987 Stock Incentive Plan and our 1995 Nonqualified Stock Option Plan. We expect these registration statements will become effective upon filing, and shares covered by these registration statements will be eligible for sale in the public market immediately after the effective dates of these registration statements, subject to the lock-up agreements described below.


LOCK-UP AGREEMENTS


    Our officers and directors and certain other stockholders, who together will hold 18,510,876 shares representing 77.3% of our outstanding capital stock after this offering, have agreed that they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, offer, sell, pledge or otherwise dispose of any shares of our capital stock or any rights to acquire or purchase, any of our capital stock or publicly announce an intention to effect any of these transactions, for a period of 180 days from the date of this prospectus.


    Donaldson, Lufkin & Jenrette Securities Corporation currently has no plans to release any portion of the securities subject to lock-up agreements. When determining whether or not to release any portion of the securities subject to lock-up agreements, Donaldson, Lufkin & Jenrette Securities Corporation will consider, among other factors, the stockholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

                                  UNDERWRITING


    Subject to the terms and conditions contained in an underwriting agreement,
dated           , 2000, the underwriters named below, who are represented by
Donaldson, Lufkin & Jenrette Securities Corporation, Chase Securities Inc., Legg Mason Wood Walker, Incorporated and DLJDIRECT Inc., have severally agreed to purchase from us the number of shares of common stock set forth opposite their names below:



                                                              NUMBER OF
UNDERWRITERS:                                                   SHARES
  Donaldson, Lufkin & Jenrette Securities Corporation.......
  Chase Securities Inc......................................
  Legg Mason Wood Walker, Incorporated......................
  DLJDIRECT Inc.............................................

                                                              ---------
    Total...................................................  5,000,000
                                                              =========


    The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock offered by this prospectus are subject to approval by their counsel of certain legal matters and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares of common stock offered by this prospectus, other than those shares covered by the over-allotment option described below, if any are purchased.

    The underwriters initially propose to offer the shares of our common stock in part directly to the public at the initial public offering price set forth on the cover page of this prospectus and in part to dealers at the initial public
offering price less a concession not in excess of $    per share. The
underwriters may allow, and those dealers may re-allow, a concession not in
excess of $    per share on sales to other dealers. After the initial offering of the common stock to the public, the representatives may change the public offering price and concessions. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    The following table shows the underwriting fees to be paid by us in connection with this offering:


Per share............................................      $
Total................................................      $

    We will pay the offering expenses, estimated to be approximately $900,000. We will pay to the underwriters underwriting discounts and commissions in an amount equal to the public offering price per share of common stock less the amount the underwriters pay to us for each share of common stock.

    An electronic prospectus is available on the Web site maintained by DLJDIRECT Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation and a representative of the underwriters. Other than the prospectus in electronic format, the information on this Web site relating to the offering is not part of this prospectus and has not been approved or endorsed by us or the underwriters, and should not be relied on by prospective investors.

    David C. Karlgaard, Paul G. Rice and Alan H. Harbitter have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 750,000 additional shares of common stock at the initial public offering price less the underwriting discounts and commissions. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option, each underwriter will be obligated, upon satisfaction of certain conditions, to purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitments.


    We, together with David C. Karlgaard, Paul G. Rice and Alan H. Harbitter, have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make for these liabilities.

    For a period ending 180 days from the date of this prospectus, we, our executive officers and directors and certain other stockholders have agreed that we and they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation:

    - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

    - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock.

    Either of the foregoing transfer restrictions will apply regardless of whether any such transaction described above is to be settled by delivery of common stock or other securities, in cash, or otherwise. In addition, during such lock-up period, we have also agreed not to file any registration statement relating to, and each of our executive officers, directors and stockholders has agreed not to make any demand for, or exercise any right relating to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

    Prior to this offering, no public market has existed for our common stock. We will negotiate the initial public offering price for our common stock with the representatives, but the price may not reflect the market price for our common stock after this offering. The factors considered in determining the initial public offering price include:

    - the history of and prospects for our industry in which we compete;

    - our past and present operations;

    - our historical results of operations;

    - our prospects for future operational results;

    - the recent market prices of securities of generally comparable companies; and

    - the general conditions of the securities market at the time of this offering.

    We have applied to have our common stock quoted on the Nasdaq National Market under the symbol "PECS."

    Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. We advise persons who receive this prospectus to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock in any jurisdiction where that would not be permitted or legal.

    In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot this offering, creating a syndicate short position. The underwriters may bid for and purchase our shares of common stock in the open market to cover such syndicate short positions or to stabilize the price of our common stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members and selected dealers if they repurchase previously distributed common stock in syndicate covering transactions, in stabilizing transactions or otherwise, or if Donaldson, Lufkin & Jenrette Securities Corporation receives a report which indicates that the clients of such syndicate members have "flipped" our common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

    At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of common stock offered by this prospectus for sale to our officers, directors, employees and their family members and to business associates of PEC Solutions, Inc., including clients, consultants and other friends. These persons must commit to purchase after the registration statement has become effective but before the open of business on the following business day. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.

                                 LEGAL MATTERS

    Piper Marbury Rudnick & Wolfe LLP, Reston, Virginia, will pass upon the validity of the shares of common stock on our behalf. Sachnoff & Weaver, Ltd., Chicago, Illinois, will pass upon legal matters for the underwriters.

                                    EXPERTS

    Our financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999, included in this prospectus, have been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of said firm as experts in accounting and auditing.

                               PEC SOLUTIONS, INC
                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
Report of Independent Accountants...........................    F-2

Balance Sheets..............................................    F-3

Statements of Income........................................    F-4

Statements of Stockholders' Equity..........................    F-5

Statements of Cash Flows....................................    F-6

Notes to Financial Statements...............................    F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of PEC Solutions, Inc.

In our opinion, the accompanying balance sheets and the related statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of PEC Solutions, Inc. (the "Company") as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

McLean, VA
February 25, 2000, except for Note 1,
as to which the date is March 1, 2000

                              PEC SOLUTIONS, INC.

                                 BALANCE SHEETS

                                                                 AS OF DECEMBER 31,
                                                              -------------------------
                                                                 1998          1999
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 5,366,651   $ 7,980,635
  Accounts receivable, net..................................   10,852,341    13,241,056
  Other current assets......................................      579,110       924,493
                                                              -----------   -----------
    Total current assets....................................   16,798,102    22,146,184
Property and equipment, net.................................    1,177,662     1,506,731
Other assets................................................      295,235       746,624
                                                              -----------   -----------
    Total assets............................................  $18,270,999   $24,399,539
                                                              ===========   ===========

            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.....................  $ 1,559,574   $ 2,425,426
  Advance payments on contracts.............................      560,976     1,473,235
  Dividends payable.........................................      347,924       413,149
  Retirement plan contribution payable......................    1,224,673            --
  Accrued payroll...........................................    2,757,890     3,248,532
  Accrued vacation..........................................      715,081       902,535
  Other current liabilities.................................      322,715       372,782
                                                              -----------   -----------
    Total current liabilities...............................    7,488,833     8,835,659
Supplemental retirement program liability...................      105,446       280,849
                                                              -----------   -----------
    Total liabilities.......................................    7,594,279     9,116,508
                                                              -----------   -----------
Commitments and contingencies

Stockholders' equity:
  Undesignated capital stock, 10,000,000 shares
    authorized..............................................           --            --
  Common stock, $0.01 par value per share, 75,000,000 shares authorized, 17,396,190 and 17,706,372 shares issued and
    outstanding,
    respectively............................................      173,962       177,064
  Additional paid-in capital................................      616,912       600,996
  Retained earnings.........................................    9,885,846    14,504,971
                                                              -----------   -----------
    Total stockholders' equity..............................   10,676,720    15,283,031
                                                              -----------   -----------
    Total liabilities and stockholders' equity..............  $18,270,999   $24,399,539
                                                              ===========   ===========

                       See notes to financial statements.

                              PEC SOLUTIONS, INC.

                              STATEMENTS OF INCOME

                                                               YEARS ENDED DECEMBER 31,
                                                        ---------------------------------------
                                                           1997          1998          1999
Revenues..............................................  $24,629,706   $41,456,862   $53,202,162
                                                        -----------   -----------   -----------
Operating costs and expenses:
  Direct costs........................................   13,876,126    23,514,605    30,409,402
  General and administrative expenses.................    6,117,034     9,825,976    11,991,106
  Sales and marketing expenses........................    1,021,659     1,225,629     1,826,297
                                                        -----------   -----------   -----------
    Total operating costs and expenses................   21,014,819    34,566,210    44,226,805
                                                        -----------   -----------   -----------
Operating income......................................    3,614,887     6,890,652     8,975,357
Other income, net.....................................      135,195       198,829       259,402
                                                        -----------   -----------   -----------
Income before income taxes............................    3,750,082     7,089,481     9,234,759
Provision for income taxes............................    1,444,725     2,633,995     3,595,347
                                                        -----------   -----------   -----------
Net income............................................  $ 2,305,357   $ 4,455,486   $ 5,639,412
                                                        ===========   ===========   ===========
Earnings per share:
  Basic...............................................  $      0.13   $      0.26   $      0.33
                                                        ===========   ===========   ===========
  Diluted.............................................  $      0.10   $      0.20   $      0.24
                                                        ===========   ===========   ===========

                       See notes to financial statements.

                              PEC SOLUTIONS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                         COMMON STOCK
                                     ---------------------   ADDITIONAL
                                                    PAR       PAID-IN      RETAINED
                                       SHARES      VALUE      CAPITAL      EARNINGS        TOTAL
Balance as of December 31, 1996....  17,881,080   $178,811   $ 206,299    $ 5,625,419   $ 6,010,529
  Issuance of common stock upon
    exercise of employee stock
    options........................     285,540      2,855     165,611             --       168,466
  Common stock repurchased and
    retired........................    (174,702)    (1,747)     (2,317)      (218,691)     (222,755)
  Dividend declared ($.017 per
    share).........................          --         --          --       (299,965)     (299,965)
  Net income.......................          --         --          --      2,305,357     2,305,357
                                     ----------   --------   ---------    -----------   -----------
Balance as of December 31, 1997....  17,991,918    179,919     369,593      7,412,120     7,961,632
  Issuance of common stock upon
    exercise of employee stock
    options........................     371,220      3,712     259,141             --       262,853
  Common stock repurchased and
    retired........................    (966,948)    (9,669)    (11,822)    (1,633,836)   (1,655,327)
  Dividend declared ($.02 per
    share).........................          --         --          --       (347,924)     (347,924)
  Net income.......................          --         --          --      4,455,486     4,455,486
                                     ----------   --------   ---------    -----------   -----------
Balance as of December 31, 1998....  17,396,190    173,962     616,912      9,885,846    10,676,720
  Issuance of common stock upon
    exercise of employee stock
    options........................     793,080      7,931     663,775             --       671,706
  Common stock repurchased and
    retired........................    (482,898)    (4,829)   (679,691)      (607,138)   (1,291,658)
Dividend declared ($.023 per
  share)...........................          --         --          --       (413,149)     (413,149)
  Net income.......................          --         --          --      5,639,412     5,639,412
                                     ----------   --------   ---------    -----------   -----------
Balance as of December 31, 1999....  17,706,372   $177,064   $ 600,996    $14,504,971   $15,283,031
                                     ==========   ========   =========    ===========   ===========

                       See notes to financial statements.

                              PEC SOLUTIONS, INC.

                            STATEMENTS OF CASH FLOWS

                                                                     YEARS ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                 1997          1998          1999
Cash flows from operating activities:
  Net income................................................  $ 2,305,357   $ 4,455,486   $ 5,639,412
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation............................................      352,284       663,307       585,194
    Amortization of bond premium............................       12,643         5,593            --
    Deferred income taxes...................................      (76,860)     (251,570)     (326,091
    Realized loss on sale of investments and other assets...        4,756         1,883         4,540
    Changes in operating assets and liabilities:
      Accounts receivable, net..............................   (1,581,775)   (3,789,614)   (2,388,715)
      Other current assets..................................     (531,085)      232,521       (93,813)
      Other assets..........................................           --            --       (74,125)
      Accounts payable......................................      231,237       769,194       744,402
      Advance payments on contracts.........................    1,441,924    (1,291,945)      912,259
      Retirement plan contribution payable..................      177,320       641,643    (1,224,673)
      Accrued payroll.......................................      618,228       847,386       490,642
      Accrued vacation......................................      188,742       237,227       187,454
      Other current liabilities.............................       41,141       267,737        50,067
      Supplemental retirement program liability.............           --       105,446       (29,410)
                                                              -----------   -----------   -----------
        Net cash provided by operating activities...........    3,183,912     2,894,294     4,477,143
                                                              -----------   -----------   -----------
Cash flows from investing activities:
  Purchases of property and equipment.......................     (719,160)     (882,107)     (797,353)
  Proceeds from maturity of investments.....................      450,000       454,000            --
  Proceeds from sale of investments.........................      254,653        73,267            --
  Purchase of investments...................................      (35,000)           --            --
  Cost of trademarks........................................           --            --       (20,364)
                                                              -----------   -----------   -----------
        Net cash used in investing activities...............      (49,507)     (354,840)     (817,717)
                                                              -----------   -----------   -----------
Cash flows from financing activities:
  Dividends paid............................................     (268,216)     (299,965)     (347,924)
  Proceeds from the issuance of common stock................      168,466       262,853       671,706
  Repurchase of common stock................................     (222,755)   (1,655,327)   (1,291,658)
  Common stock offering costs...............................           --            --       (77,566)
                                                              -----------   -----------   -----------
        Net cash used in financing activities...............     (322,505)   (1,692,439)   (1,045,442)
                                                              -----------   -----------   -----------
Net increase in cash........................................    2,811,900       847,015     2,613,984
Cash and cash equivalents at beginning of period............    1,707,736     4,519,636     5,366,651
                                                              -----------   -----------   -----------
Cash and cash equivalents at end of period..................  $ 4,519,636   $ 5,366,651   $ 7,980,635
                                                              ===========   ===========   ===========

Property and equipment included in accounts payable.........  $        --   $        --   $   121,450
                                                              ===========   ===========   ===========

Income taxes paid...........................................  $ 1,525,822   $ 2,923,178   $ 4,117,808
                                                              ===========   ===========   ===========
Interest paid...............................................  $     1,273   $        --   $    37,193
                                                              ===========   ===========   ===========

                       See notes to financial statements.

                              PEC SOLUTIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

  COMPANY

    Performance Engineering Corporation ("PEC") was incorporated June 25, 1985, under the laws of the Commonwealth of Virginia. On January 1, 2000, PEC was reincorporated, under the laws of the state of Delaware, as PEC Solutions, Inc. ("PEC Solutions" or the "Company"). The Company provides professional technology services that enable government entities to use the Internet and other advanced technologies to enhance productivity and improve services to the public. The Company's primary clients are executive agencies and departments of the federal government, the federal Judiciary and prime contractors to the United States government. Contracts and subcontracts with these clients for 1997 were time and materials contracts (47%), fixed-price contracts (31%) and cost-reimbursable contracts (22%). For 1998, these contracts and subcontracts were time and materials contracts (66%), fixed-price contracts (19%) and cost-reimbursable contracts (15%). For 1999, these contracts and subcontracts were time and materials contracts (62%), fixed-price contracts (23%) and cost-reimbursable contracts (15%).

  REVENUE RECOGNITION

    The Company's revenues are derived primarily from contracts with the federal government. Revenues on time and materials contracts are recognized based on actual hours delivered at the contracted billable hourly rate plus the cost of materials incurred. Revenues on fixed-price contracts are recognized using the percentage-of-completion method based on costs incurred in relation to total estimated costs. Revenues on cost-type contracts are recognized to the extent of costs incurred in providing services plus a proportionate amount of the fee earned. The fees under certain government contracts may be increased or decreased in accordance with cost or performance incentive provisions that measure actual performance against established targets or other criteria. Such incentive fee awards or penalties are included in revenues at the time the amounts can be reasonably determined. Provisions for anticipated contract losses are recognized at the time they become known and estimable.

  CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include cash on hand and in banks. The Company also considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. As of December 31, 1998 and 1999, cash equivalents included money market funds of approximately $5,009,662 and $2,070,383, respectively.

  CONCENTRATION OF CREDIT RISK

    At times during the year, the Company maintains cash balances at financial institutions in excess of Federal Deposit Insurance Corporation (FDIC) limits. Management believes the risk in these situations to be minimal. In addition, the Company had cash balances of $2,070,383 held in money market funds at local financial institutions as of December 31, 1999. These funds are not insured by the FDIC.

  MARKETABLE SECURITIES

    The Company determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company's marketable securities are categorized as available-for-sale and held-to-maturity. Available-for-sale securities are stated at fair value.

                              PEC SOLUTIONS, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES -(CONTINUED)
  PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost less accumulated depreciation. For additions prior to January 1, 1999, depreciation is computed on property and equipment using the double declining balance method over the estimated useful lives of the assets, generally 3 to 5 years. Effective January 1, 1999, depreciation is computed on property and equipment using the straight-line method. Depreciation is computed on leasehold improvements using the straight-line method over the shorter of the lease term or the useful life of the respective assets.

  LONG-LIVED ASSETS

    The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF," (SFAS No. 121). SFAS No. 121 requires the recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted net cash flows attributable to such assets. Impairment, if any, is recognized in the period of identification to the extent the carrying amount of an asset exceeds discounted net cash flows attributable to such assets. Based on its most recent analysis, the Company believes that there was no impairment of its property and equipment as of December 31, 1999.

  CONTRACT ADVANCE PAYMENTS

    The Company invoices the federal government for some of its contracts based on provisional indirect cost rates. These invoiced amounts are adjusted when the actual rates have been determined by audit. Other Federal government contracts are billed periodically independent of the percentage of the contract actually completed which, in some situations, results in funds being advanced to the Company in excess of revenues earned.

  COMMON STOCK SPLITS

    Effective December 22, 1997, the Company's common stock was split 2-for-1. Effective January 1, 2000, in connection with its reincorporation, the Company's common stock was split 3-for-1. Effective March 1, 2000, the Company's common stock was split 2-for-1. All prior share and per share information in the financial statements has been restated to give effect to these stock splits.

  STOCK-BASED COMPENSATION

    The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES," (APB No. 25) and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION," (SFAS No. 123).

  INCOME TAXES

    The Company accounts for deferred income taxes using the liability method, under which the expected future tax consequences of timing differences between the book and tax basis of assets and liabilities are recognized as deferred tax assets and liabilities.

                              PEC SOLUTIONS, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES -(CONTINUED)
  USE OF ESTIMATES

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

  SEGMENT REPORTING

    The Company operates as a single segment and will evaluate additional disclosure requirements as it expands its operations.

  RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS 133, as amended, is effective for quarters beginning after June 15, 2000. Currently, the Company does not use derivative financial instruments, therefore the adoption of SFAS 133 is not expected to have a material impact on the Company's results of operations or financial position.

  RECLASSIFICATIONS

    Certain amounts in the 1997 and 1998 financial statements have been reclassified to conform to the 1999 presentation.

2. ACCOUNTS RECEIVABLE

    Accounts receivable consisted of the following as of:

                                                           DECEMBER 31,
                                                     -------------------------
                                                        1998          1999
Billed accounts receivable.........................  $ 9,685,535   $11,854,428
Unbilled accounts receivable.......................    1,505,136     2,255,115
Progress payments..................................     (263,863)     (675,463)
                                                     -----------   -----------
                                                      10,926,808    13,434,080
Allowance for doubtful accounts....................      (74,467)     (193,024)
                                                     -----------   -----------
Accounts receivable, net...........................  $10,852,341   $13,241,056
                                                     ===========   ===========

    Unbilled accounts receivable consist of recognized recoverable costs and accrued profits on contracts for which billings had not been presented to clients as of the balance sheet date. Management anticipates the collection of these amounts within 90 days of the balance sheet date. Payments to the Company on contracts with agencies and departments of the Federal government are subject to adjustment upon audit by the federal government. All years subsequent to 1995 are subject to federal government audit. Management believes the effect of audit adjustments, if any, on periods not yet audited, will not have a material effect on the financial statements.

                              PEC SOLUTIONS, INC.

3. PROPERTY AND EQUIPMENT

    Property and equipment consisted of the following as of:

                                                            DECEMBER 31,
                                                       -----------------------
                                                          1998         1999
Leasehold improvements...............................  $  358,944   $  455,480
Property and equipment...............................   2,861,622    3,134,027
Software.............................................     265,044      383,361
                                                       ----------   ----------
                                                        3,485,610    3,972,868
Less: accumulated depreciation.......................  (2,307,948)  (2,466,137)
                                                       ----------   ----------
                                                       $1,177,662   $1,506,731
                                                       ==========   ==========

    Depreciation expense was $352,284, $663,307, and $585,194 for the years ended December 31, 1997, 1998 and 1999, respectively.

4. NOTE PAYABLE

    The Company has a loan agreement with Bank of America which provides for a line of credit with a limit of $2,700,000 at the prime rate charged by the bank (7.75% and 8.5% as of December 31, 1998 and 1999). The note is collateralized by the accounts receivable of the Company. As of December 31, 1998 and 1999 the balance due on the note was zero. The agreement expires April 30, 2001.

5. STOCK OPTION PLANS

    On February 1, 1987, the Company established an incentive stock option agreement (the "agreement"), to attract, retain and reward employees and on January 1, 1995 the Company established a nonqualified stock option plan (the "plan", collectively "the plans") to attract, retain and reward key employees. The plans are administered by the Board of Directors, which has the authority to determine which officers and key employees are awarded options pursuant to the plans and the related terms and option prices. The number of options available for grant under the plans is limited to the number of Company common shares authorized and available.

    Each stock option granted pursuant to the plans has an exercise price equal to the fair market value of the underlying common stock at the date of grant. Each stock option granted under the agreement has a five-year term and a two-year vesting period. Each stock option granted pursuant to the plan has a ten-year term and no vesting period.

                              PEC SOLUTIONS, INC.

5. STOCK OPTION PLANS -(CONTINUED)
    The following table summarizes the Company's activity for all of its stock option awards granted under the plans:

                                                        NUMBER      RANGE OF EXERCISE    WEIGHTED-AVERAGE
                                                      OF OPTIONS         PRICES           EXERCISE PRICE
Balance, December 31, 1996..........................  2,581,500    $   0.23-0.86              $0.74
  Granted...........................................  1,630,920        1.10-1.21               1.18
  Exercised.........................................   (285,540)       0.23-0.68               0.59
  Canceled..........................................    (33,990)       0.57-1.10               1.03
                                                      ---------    -------------------        -----
Balance, December 31, 1997..........................  3,892,890        0.56-1.21               0.93
  Granted...........................................  1,748,160        1.69-2.06               1.88
  Exercised.........................................   (371,220)       0.57-0.78               0.71
  Canceled..........................................    (27,870)       0.57-1.69               1.37
                                                      ---------    -------------------        -----
Balance, December 31, 1998..........................  5,241,960        0.56-2.06               1.26
  Granted...........................................  1,511,550        2.84-3.18               3.03
  Exercised.........................................   (793,080)       0.56-3.05               0.84
  Canceled..........................................   (291,540)       0.57-2.84               1.85
                                                      ---------    -------------------        -----
Balance, December 31, 1999..........................  5,668,890       $0.63-$3.18             $1.76
                                                      =========    ===================        =====

    Options to purchase 2,641,578, 3,881,004 and 4,479,018 shares of the Company's common stock were exercisable as of December 31, 1997, 1998 and 1999, respectively, at weighted-average per share exercise prices of $0.90, $1.17 and $1.60, respectively.

    The following table summarizes additional information about stock options outstanding as of December 31, 1999:

                                           OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                                         ------------------------               ----------------------------
                                                      WEIGHTED-
                                                       AVERAGE      WEIGHTED-
                                                      REMAINING      AVERAGE                    WEIGHTED-
                                         NUMBER OF   CONTRACTUAL    EXERCISE      NUMBER         AVERAGE
RANGE OF EXERCISE PRICES                  OPTIONS    LIFE (YEARS)     PRICE     EXERCISABLE   EXERCISE PRICE
$0.63 to $0.86.........................  1,293,600       0.92        $  0.83     1,293,600         $0.83
$0.92 to $1.21.........................  1,399,320       2.01           1.19     1,399,320          1.19
$1.69 to $2.06.........................  1,548,138       3.28           1.87       954,360          1.91
$2.67 to $3.18.........................  1,427,832       4.09           3.04       831,738          3.12
                                         ---------      -----        -------     ---------         -----
                                         5,668,890       2.63        $  1.76     4,479,018         $1.60
                                         =========      =====        =======     =========         =====

    The Company adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," effective for the Company's December 31, 1999 financial statements. The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, compensation cost has been recognized for its stock plans based on the intrinsic value of the stock option at date of grant (i.e., the difference between the exercise price and the fair value of the Company's common stock).

    Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under the plans in 1997, 1998 and 1999 consistent with

                              PEC SOLUTIONS, INC.

5. STOCK OPTION PLANS -(CONTINUED)
the method of SFAS No.123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below.

                                                                 YEARS ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              1997         1998         1999
Net income, as reported..................................  $2,305,357   $4,455,486   $5,639,412
Pro forma compensation expense...........................    (213,698)    (353,600)    (389,108)
                                                           ----------   ----------   ----------
Pro forma net income.....................................  $2,091,659   $4,101,886   $5,250,304
                                                           ==========   ==========   ==========

                                                                      YEARS ENDED DECEMBER 31,
                                                                  ---------------------------------
                                                                    1997          1998       1999
Net income per common share--basic:
  As reported...............................................       $0.13         $0.26      $0.33
  Pro forma.................................................        0.12          0.24       0.31
Net income per common share--diluted:
  As reported...............................................       $0.10         $0.20      $0.24
  Pro forma.................................................        0.10          0.18       0.22

    The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model. The following table shows the assumptions used for the grants that occurred in each fiscal year.

                                                                       YEARS ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
Expected volatility.........................................    0.0%       0.0%       0.0%
Risk free interest rates....................................    6.2%       5.4%       5.6%
Dividend yield..............................................    3.9%       3.6%       2.7%
Expected lives (years)......................................      5          5          5

    The weighted average fair value per share for stock option grants that were awarded in fiscal years 1997, 1998 and 1999 was $0.23, $0.43, and $0.36, respectively.

    In January 2000, the Company established a stock incentive plan (the "2000 Plan"). Under the 2000 Plan, options to purchase 1,500,000 shares of common stock are available for 2000. Beginning in 2001, the number of options eligible for grant in each year will be equal to the sum of 6.25% of the number of outstanding shares on January 1 of that year, plus the number of shares eligible for grant in the prior year that were not granted. No more than 15,000,000 options may be granted during the 10-year term of the 2000 Plan.

    In January 2000, the Company established an employee stock purchase plan (the "Purchase Plan"). Under the Purchase Plan, employees, through payroll deductions, are granted options to purchase shares of common stock at a price no less than 85% of the fair market value of the common stock on the first trading day of the option period or the date the shares of common stock are purchased. There are 2,000,000 shares of common stock available for purchase under the Purchase Plan.

                              PEC SOLUTIONS, INC.

6. BASIC EARNINGS PER SHARE AND DILUTED EARNINGS PER SHARE

    Basic earnings per common share is computed on the basis of the weighted-average number of common shares outstanding for the periods. Diluted earnings per common share includes the weighted-average effect of dilutive options outstanding during the periods. The weighted average number of shares issuable upon the exercise of outstanding stock option assumes that the applicable proceeds from such exercise are used to acquire treasury shares at the average price during the periods.

    Basic and diluted earnings per share for 1997, 1998, and 1999, were determined as follows:

                                                                 YEAR ENDED DECEMBER 31, 1997
                                                              -----------------------------------
                                                              NET INCOME     SHARES     PER SHARE
Basic EPS...................................................  $2,305,357   17,835,464     $0.13
Effect of dilutive options..................................          --    4,180,350     (0.03)
                                                              ----------   ----------     -----
Diluted EPS.................................................  $2,305,357   22,015,814     $0.10
                                                              ==========   ==========     =====
                                                                 YEAR ENDED DECEMBER 31, 1998
                                                              -----------------------------------
                                                              NET INCOME     SHARES     PER SHARE
Basic EPS.                                                    $4,455,486   17,204,352   $    0.26
Effect of dilutive options..................................          --    5,101,692     (0.06)
                                                              ----------   ----------     -----
Diluted EPS.................................................  $4,455,486   22,306,044     $0.20
                                                              ==========   ==========     =====
                                                                 YEAR ENDED DECEMBER 31, 1999
                                                              -----------------------------------
                                                              NET INCOME     SHARES     PER SHARE
Basic EPS.                                                    $5,639,412   17,074,536   $    0.33
Effect of dilutive options..................................          --    6,383,220     (0.09)
                                                              ----------   ----------     -----
Diluted EPS.................................................  $5,639,412   23,457,756     $0.24
                                                              ==========   ==========     =====

7. EMPLOYEE BENEFIT PLAN

    During 1985, the Company established a qualified profit sharing plan in accordance with Section 401(k) of the Internal Revenue Service Code. Under the plan, the Company makes contributions out of profits of the Company based on an amount determined at the discretion of the Board of Directors of the Company. All full-time employees and part-time employees working at least 20 hours a week are eligible to participate in the plan. Eligibility is restricted for new employees, whom are not permitted to participate until the first day of the first quarter following date of hire. The Company contributed $583,030, $1,224,673 and $1,226,316 for 1997, 1998 and 1999, respectively.

8. SUPPLEMENTAL RETIREMENT PROGRAM

    In December 1998, the Company adopted a funded Executive Supplemental Retirement Program for a select group of management or highly compensated employees. The Program allows these employees to defer a portion of their salary and bonus. The Company has the option of adding additional amounts of deferred compensation at its sole discretion. The Company contributions are vested after five years. No employee deferrals were made in 1998. In 1999, employee deferrals were $60,093. The Company contributed $105,446 and $99,367 to the Program in 1998 and 1999, respectively.

                              PEC SOLUTIONS, INC.

9. DIVIDENDS

    Common stock dividends of $0.023 per share were paid on January 6, 2000, to stockholders of record on December 31, 1999.

10. INCOME TAXES

    The provision for income taxes consisted of the following:

                                                                 YEARS ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              1997         1998         1999
Current:
  Federal................................................  $1,281,147   $2,429,361   $3,301,488
  State..................................................     240,438      456,204      619,950
                                                           ----------   ----------   ----------
Total current............................................   1,521,585    2,885,565    3,921,438
                                                           ----------   ----------   ----------
Deferred:
  Federal................................................     (64,710)    (211,684)    (304,732)
  State..................................................     (12,150)     (39,886)     (21,359)
                                                           ----------   ----------   ----------
Total deferred...........................................     (76,860)    (251,570)    (326,091)
                                                           ----------   ----------   ----------
Provision for income tax.................................  $1,444,725   $2,633,995   $3,595,347
                                                           ==========   ==========   ==========

    Deferred tax assets were comprised of the following:

                                                                    AS OF DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
Deferred tax assets:
  Accrued vacation..........................................  $ 86,164   $217,974   $298,974
  Allowance for doubtful accounts...........................    27,398     25,079     76,206
  Property and equipment....................................     5,653     82,488    175,176
  Intangibles...............................................    13,810     16,246     48,986
  Capital loss carryforward.................................     7,556      8,734      8,021
  Deferred compensation.....................................        --     41,630    110,879
                                                              --------   --------   --------
    Total deferred tax assets...............................  $140,581   $392,151   $718,242
                                                              ========   ========   ========

    A reconciliation between the Company's statutory tax rate and the effective tax rate is as follows:

                                                                       YEARS ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
Statutory federal rate......................................    34.0%      34.0%      34.0%
State income taxes, net of federal benefits.................     4.0        3.0        5.0
                                                                ----       ----       ----
Effective tax rate..........................................    38.0%      37.0%      39.0%
                                                                ====       ====       ====

                              PEC SOLUTIONS, INC.

11. COMMITMENTS AND CONTINGENCIES

    The Company leases office facilities and equipment under noncancelable operating lease agreements which expire in various years through 2013. Future minimum lease payments under operating leases that have noncancelable lease terms in excess of one year as of December 31, 1999 are as follows:

YEARS ENDING DECEMBER 31,
2000........................................................  $ 4,074,899
2001........................................................    4,267,364
2002........................................................    4,100,872
2003........................................................    3,083,476
2004........................................................    3,154,003
Thereafter..................................................   32,054,651
                                                              -----------
                                                              $50,735,265
                                                              ===========

    The total rental expense under operating leases was $938,947, $1,333,455 $2,169,811 for the years ended December 31, 1997, 1998 and 1999, respectively.

    In the ordinary course of business, the Company may be party to various legal proceedings. In the opinion of management, the Company's liability, if any, in all pending litigation or other legal proceedings will not have a material effect upon the financial condition, results of operations or liquidity of the Company.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     , 2000

                                     [LOGO]


                        5,000,000 SHARES OF COMMON STOCK

                                 --------------

                                   PROSPECTUS
                               -----------------

                          DONALDSON, LUFKIN & JENRETTE

                                   CHASE H&Q

                             LEGG MASON WOOD WALKER
                                  INCORPORATED

                                 DLJDIRECTInc.

     ----------------------------------------------------------------------

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE YOU WRITTEN INFORMATION OTHER THAN THIS PROSPECTUS OR TO MAKE REPRESENTATIONS AS TO MATTERS NOT STATED IN THIS PROSPECTUS. YOU MUST NOT RELY ON UNAUTHORIZED INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER AFTER THE DATE OF THIS PROSPECTUS SHALL CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THE AFFAIRS OF PEC SOLUTIONS, INC. HAVE NOT CHANGED SINCE THE DATE HEREOF.

UNTIL      , 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS THAT
EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the various expenses payable by us in connection with the sale and distribution of the securities offered hereby, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee, the National Association Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee.........  $ 29,753
National Association of Securities Dealers, Inc. filing
  fee.......................................................    12,000
Nasdaq National Market listing fee..........................    94,000
Transfer agent's and registrar's fees.......................     3,000
Printing expenses...........................................   220,000
Legal fees and expenses.....................................   300,000
Accounting fees and expenses................................   200,000
Blue Sky filing fees and expenses...........................     5,000
Miscellaneous expenses......................................    36,247
                                                              --------
  Total                                                       $900,000
                                                              ========

14. INDEMNIFICATION OF OFFICERS AND DIRECTORS

    Section 145 of the Delaware General Corporation Law ("Section 145") permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Our bylaws include provisions to require us to indemnify our directors and officers to the fullest extent permitted by Section 145, including circumstances in which indemnification is otherwise discretionary. Section 145 also empowers us to purchase and maintain insurance that protects our officers, directors, employees and agents against any liabilities incurred in connection with their service in such positions.

    At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought nor are we aware of any threatened litigation that may result in claims for indemnification by any officer or director.

    The form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the Underwriters, for certain liabilities arising under the Securities Act.

15. RECENT SALES OF UNREGISTERED SECURITIES

    During the last three years, we have issued unregistered securities in the transactions described below. These securities were offered and sold by us in reliance upon the exemption provided for in Rule 701 of the Securities Act on the basis that these options were offered and sold pursuant to a written compensatory benefit plan. The sales were made without the use of an underwriter and the certificates representing the securities sold contain a restrictive legend that prohibits transfer without registration or an applicable exemption.

        (1) Between January 1997 and February 2000, we have issued options to our employees and directors exercisable for an aggregate of 4,890,630 shares of common stock at exercise prices ranging from $1.10 to $3.18 per share pursuant to our stock option agreement and our nonqualified stock option plan. In February 2000 we issued options to purchase 10,000 shares at an exercise price of $12.00 per share pursuant to our Stock Incentive Plan. On March 1, 2000, we issued options to our employees to purchase an aggregate of 212,193 shares of common stock at an exercise price of $12.00 per share.

        (2) Between January 1997 and March 1 2000, we sold an aggregate of 2,663,094 shares of common stock at purchase prices ranging from $10.23 to $3.05 per share, for an aggregate consideration of $2,492,261 upon exercise of stock options granted under our stock option agreement and our nonqualified stock option plan.

16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS

EXHIBIT NO.             DESCRIPTION
---------------------   ------------------------------------------------------------
        1.1             Form of Underwriting Agreement
        3.1             Certificate of Incorporation
        3.2             Bylaws
        4.1             Specimen stock certificate for shares of common stock of the
                        Registrant
        5.1             Opinion of Piper Marbury Rudnick & Wolfe LLP, regarding
                        legality of securities being registered
       10.1             Office Lease Agreement between Building IV Associates L.P.
                        and the Registrant
       10.2             Amendment No. 1 to Office Lease Agreement between
                        Building IV Associates L.P. and the Registrant
       10.3             Office Lease Agreement between Building V Associates L.P.
                        and the Registrant
       10.4             Employment Agreement between the Registrant and David C.
                        Karlgaard, dated January 1, 2000
       10.5             Employment Agreement between the Registrant and Paul G.
                        Rice, dated January 1, 2000
       10.6             Employment Agreement between the Registrant and Alan H.
                        Harbitter, dated January 1, 2000
       10.7             Employment Agreement between the Registrant and Stuart R.
                        Lloyd, dated December 31, 1998
       10.8             2000 Stock Incentive Plan
       10.9             1995 Nonqualified Stock Option Plan
       10.10            1987 Stock Option Agreement, as amended
       10.11            Nonqualified Executive Supplemental Retirement Program
                        Agreement dated December 1998
       10.12            2000 Employee Stock Purchase Plan
       10.13            Amended and Restated Loan Agreement between the Registrant and NationsBank, N.A., dated April 30, 1999
       23.1*            Consent of PricewaterhouseCoopers LLP
       23.2             Consent of Piper Marbury Rudnick & Wolfe LLP (included as
                        part of Exhibit 5.1 hereto)
       24.1             Power of Attorney (included in signature pages)
       27               Financial Data Schedule

------------------------

*   Filed herewith

(B) FINANCIAL STATEMENT SCHEDULES:

17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of its Certificate of Incorporation or Bylaws or the Delaware General Corporation Law or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted form the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Fairfax, Commonwealth of Virginia, on the 13th day of April 2000.


                                                       PEC SOLUTIONS, INC.

                                                       BY:    /s/ DAVID C. KARLGAARD, PH.D.
                                                              --------------------------------------
                                                              DAVID C. KARLGAARD, PH.D.
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


                   SIGNATURE                      TITLE                                      DATE
                   ---------                      -----                                      ----
/s/ DAVID C. KARLGAARD, PH.D.                     Chief Executive Officer, President
--------------------------------------            and Chairman of the Board of
DAVID C. KARLGAARD, PH.D.                         Directors (Chief Executive Officer)   April 13, 2000

                       *                          Chief Operating Officer and Director
     --------------------------------------
PAUL G. RICE                                                                            April 13, 2000

                       *                          Chief Technology Officer and
     --------------------------------------       Director
ALAN H. HARBITTER                                                                       April 13, 2000

                       *                          Chief Financial Officer, Senior Vice
     --------------------------------------       President and Director (Chief
STUART R. LLOYD                                   Accounting and Financial Officer)     April 13, 2000

                       *                          Director
     --------------------------------------
JESSE BROWN                                                                             April 13, 2000

                       *                          Director
     --------------------------------------
DENIS M. CRANE                                                                          April 13, 2000

                       *                          Director
     --------------------------------------
ALVIN E. NASHMAN, PH.D.                                                                 April 13, 2000

                       *                          Director
     --------------------------------------
SHARON M. OWLETT                                                                        April 13, 2000

*By  /s/ DAVID C. KARLGAARD
     ---------------------------------
     DAVID C. KARLGAARD, PH.D.
     Attorney-in-Fact                                                                   April 13, 2000

                                 EXHIBIT INDEX

     EXHIBIT NO.                                DESCRIPTION
---------------------                           -----------
         1.1            Form of Underwriting Agreement

         3.1            Certificate of Incorporation

         3.2            Bylaws

         4.1            Specimen stock certificate for shares of common stock of the
                        Registrant

         5.1 Opinion of Piper Marbury Rudnick & Wolfe LLP, regarding legality of securities being registered

        10.1            Office Lease Agreement between Building IV Associates L.P.
                        and the Registrant

        10.2            Amendment No. 1 to Office Lease Agreement between
                        Building IV Associates L.P. and the Registrant

        10.3            Office Lease Agreement between Building V Associates L.P.
                        and the Registrant

        10.4            Employment Agreement between the Registrant and David C.
                        Karlgaard, dated January 1, 2000

        10.5            Employment Agreement between the Registrant and Paul G.
                        Rice, dated January 1, 2000

        10.6            Employment Agreement between the Registrant and Alan H.
                        Harbitter, dated January 1, 2000

        10.7            Employment Agreement between the Registrant and Stuart R.
                        Lloyd, dated December 31, 1998

        10.8            2000 Stock Incentive Plan

        10.9            1995 Nonqualified Stock Option Plan

        10.10           1987 Stock Option Agreement, as amended

        10.11           Nonqualified Executive Supplemental Retirement Program
                        Agreement dated December 1998

        10.12           2000 Employee Stock Purchase Plan

        10.13 Amended and Restated Loan Agreement between the Registrant and NationsBank, N.A., dated April 30, 1999

        23.1 *          Consent of PricewaterhouseCoopers LLP

        23.2 Consent of Piper Marbury Rudnick & Wolfe LLP (included as part of Exhibit 5.1 hereto)

        24.1            Power of Attorney (included in signature pages)

        27              Financial Data Schedule

------------------------

*   Filed herewith